Filed pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, in connection with the Registration Statement on Form S-3 (File Number 333-23273).


PROSPECTUS

                               3,000,000 SHARES

                          LASALLE RE HOLDINGS LIMITED

                           SERIES A PREFERRED SHARES

                                 ------------

  All of the 3,000,000 Series A Preferred Shares, par value $1.00 per share (the "Series A Preferred Shares"), offered hereby are being sold by LaSalle Re Holdings Limited (the "Company"). Upon liquidation, holders of the Series A Preferred Shares will be entitled to receive out of any surplus assets a liquidation preference of $25.00 per share, plus accrued and unpaid dividends, if any, to the date of liquidation. See "Description of Series A Preferred Shares--Liquidation Rights."

  Dividends on the Series A Preferred Shares will be cumulative from the date of original issuance and will be payable quarterly on the first day of March, June, September and December of each year, commencing June 1, 1997, in an amount per share equal to 8.75% of the liquidation preference per annum (equivalent to $2.1875 per share). See "Description of Series A Preferred Shares--Dividends."

  On and after March 27, 2007, the Series A Preferred Shares will be redeemable, in whole or in part, at the option of the Company at any time, at a redemption price of $25.00 per share, plus accrued and unpaid dividends, if any, to the date of redemption. The Series A Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See "Description of Series A Preferred Shares--Redemption."

  The Company intends to make application to list the Series A Preferred Shares on the New York Stock Exchange (the "NYSE"). If such application is approved, trading in the Series A Preferred Shares is expected to commence within a 30-day period after the initial delivery of the Series A Preferred Shares. See "Underwriting."

SEE "RISK FACTORS" ON PAGE 14 FOR A DESCRIPTION OF CERTAIN MATTERS THAT SHOULD
   BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SERIES A PREFERRED SHARES.

                                 ------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================

                                                 UNDERWRITING
                                     PRICE TO   DISCOUNTS AND     PROCEEDS TO
                                     PUBLIC(1)  COMMISSIONS(2) THE COMPANY(1)(3)
--------------------------------------------------------------------------------
Per Share..........................   $25.00       $0.7875         $24.2125
--------------------------------------------------------------------------------
Total.............................. $75,000,000   $2,362,500      $72,637,500

================================================================================
(1) Plus accrued dividends, if any, from the date of original issuance.
(2) For information regarding indemnification of the Underwriters, see "Underwriting."
(3) Before deducting expenses estimated at $575,000 payable by the Company.

                                 ------------

  The Series A Preferred Shares are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the Series A Preferred Shares offered hereby will be available for delivery on or about March 27, 1997 at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                 ------------

SMITH BARNEY INC.
                         LAZARD FRERES & CO. LLC
                                                           MORGAN STANLEY & CO.
                                                          INCORPORATED

March 24, 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SERIES A PREFERRED SHARES OFFERED HEREBY, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE SHORT COVERING TRANSACTIONS, AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  FOR NORTH CAROLINA INVESTORS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT. THE BUYER IN NORTH CAROLINA UNDERSTANDS THAT NEITHER THE COMPANY NOR ITS SUBSIDIARIES ARE LICENSED IN NORTH CAROLINA PURSUANT TO CHAPTER 58 OF THE NORTH CAROLINA GENERAL STATUTES, NOR COULD THEY MEET THE BASIC ADMISSIONS REQUIREMENTS IMPOSED BY SUCH CHAPTER AT THE PRESENT TIME.

  CONSENT UNDER THE EXCHANGE CONTROL ACT 1972 (AND REGULATIONS THEREUNDER) HAS BEEN OBTAINED FROM THE BERMUDA MONETARY AUTHORITY FOR THE ISSUE OF THE SHARES BEING OFFERED PURSUANT TO THIS OFFERING TO PERSONS NOT RESIDENT IN BERMUDA FOR EXCHANGE CONTROL PURPOSES. IN ADDITION, A COPY OF THIS DOCUMENT HAS BEEN DELIVERED TO THE REGISTRAR OF COMPANIES IN BERMUDA FOR FILING PURSUANT TO THE COMPANIES ACT 1981 OF BERMUDA. IN GIVING SUCH CONSENT AND IN ACCEPTING THIS PROSPECTUS FOR FILING, THE BERMUDA MONETARY AUTHORITY AND THE REGISTRAR OF COMPANIES IN BERMUDA ACCEPT NO RESPONSIBILITY FOR THE FINANCIAL SOUNDNESS OF ANY PROPOSAL OR FOR THE CORRECTNESS OF ANY OF THE STATEMENTS MADE OR OPINIONS EXPRESSED HEREIN.

  THESE SECURITIES MAY NOT BE OFFERED OR SOLD TO PERSONS IN THE UNITED KINGDOM EXCEPT TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESSES, OR OTHERWISE IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE AN OFFER TO THE PUBLIC IN THE UNITED KINGDOM WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT 1986 OF THE UNITED KINGDOM MUST BE COMPLIED WITH IN RELATION TO ANYTHING DONE IN RELATION TO THESE SECURITIES IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM. THIS DOCUMENT MAY NOT BE ISSUED OR PASSED ON TO ANY PERSON IN THE UNITED KINGDOM UNLESS THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1996 OR IS A PERSON TO WHOM THIS DOCUMENT MAY OTHERWISE LAWFULLY BE ISSUED OR PASSED ON.

  In this Prospectus, references to "dollar" and "$" are to United States currency, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                    ENFORCEMENT OF CIVIL LIABILITIES UNDER
                     UNITED STATES FEDERAL SECURITIES LAWS

  The Company is a Bermuda company and certain of its officers and directors are residents of various jurisdictions outside the United States. All or a substantial portion of the assets of the Company and such officers and directors, at any one time, are or may be located in jurisdictions outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States on any of such persons or to enforce against such persons judgments of United States courts predicated upon civil liability provisions of the United States federal securities laws. Notwithstanding the foregoing, the Company has appointed CT Corporation System, 1633 Broadway, New York, New York 10019, its agent to receive service of process with respect to actions against it arising out of or in connection with the United States federal securities laws or out of violations of such laws in any federal or state court in the United States relating to the transactions covered by this Prospectus. The Company has been advised by Conyers Dill & Pearman, its Bermuda counsel, that there is a doubt as to whether the courts of Bermuda would enforce (i) judgments of United States courts obtained in actions against such persons or the Company predicated upon the civil liability provisions of the United States federal securities laws and (ii) original actions brought in Bermuda against such persons or the Company predicated solely upon United States federal securities laws. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the United States federal securities laws would not be allowed in Bermuda courts as contrary to that jurisdiction's public policy.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the United States Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected without charge and copied, upon payment of prescribed rates, at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2551. Copies of such material and any part thereof are also available by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Copies of such material are also available and can be copied at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. In addition, the Commission maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

  The Company has filed with the Commission a registration statement (herein, together with all amendments, exhibits and schedules thereto, referred to as the "Registration Statement") under the United States Securities Act of 1933, as amended (the "Securities Act"), with respect to the Series A Preferred Shares offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with rules and regulations of the Commission. For further information with respect to the Company and the Series A Preferred Shares, reference is hereby made to the Registration Statement. Statements made in this Prospectus concerning the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company currently will be treated as a domestic corporation for purposes of certain requirements of the Exchange Act, including the proxy rules, because the Company currently does not fit the definition of a

"foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act. Pursuant to current Rule 3b-4, a "foreign private issuer" is any foreign issuer other than a foreign government, except an issuer meeting the following conditions: (i) more than 50% of the outstanding voting securities are held of record by residents of the United States and (ii) any of the following: (1) the majority of the executive officers or directors are United States citizens or residents, (2) more than 50% of the assets are located in the United States or (3) the business is administered principally in the United States. By virtue of (i) and (ii)(1), the Company currently is not and does not expect that it will become a "foreign private issuer," although there is no assurance of such. If the Company were to become a "foreign private issuer," it would be exempted from the proxy and short-swing profit rules under Sections 14 and 16 of the Exchange Act and, for reporting purposes under the Exchange Act, would be subjected to rules applicable to "foreign private issuers."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company hereby incorporates by reference in this Prospectus the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996, each filed pursuant to Section 13 of the Exchange Act (file number 0-27216).

  All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Series A Preferred Shares (the "Offering") shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to the principal executive offices of LaSalle Re Holdings Limited, Attention: Investor Relations, P.O. Box HM 1502, Hamilton HM FX, Bermuda (telephone (441) 292-3339, facsimile (441) 292-1501).

                      NOTE ON FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes," "anticipates," "intends" or "expects." The forward-looking statements contained and incorporated by reference in this Prospectus are generally located in the material set forth under the headings "Prospectus Summary," "Risk Factors" and "Business" but may be found in other locations as well. These forward-looking statements relate to the plans and objectives of the Company for future operations, including the Company's policy concerning dividends. In light of the risks and uncertainties inherent in all future projections, including but not limited to those set forth under the heading "Risk Factors," the inclusion of forward-looking statements in this Prospectus should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Many factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including the following: (i) the occurrence of catastrophic events with a frequency or severity exceeding the Company's estimates; (ii) a decrease in the level of demand for property catastrophe reinsurance; (iii) an increase in the supply of property catastrophe reinsurance as a result of additional capital provided by recent or future market entrants or by existing property catastrophe reinsurers; (iv) increased competitive pressure from current reinsurers or future market entrants; (v) a competitive disadvantage resulting from certain of the Company's principal competitors having higher financial ratings than the Company, any future decline in or loss of the Company's financial ratings or the Company's non-admitted status in United States jurisdictions; (vi) a major decrease in the cession of business from CNA Financial Corporation (together with its affiliates, "CNA") to the Company; (vii) loss of the services of any of the Company's executive officers; (viii) the occurrence of a single catastrophic event affecting multiple geographic zones; (ix) actual loss expenses exceeding the Company's loss reserve, which is necessarily based on actuarial and statistical projections of ultimate loss expenses; (x) changing rates of inflation and other economic conditions, which could have an adverse impact on loss payments, investment returns and premiums; (xi) losses due to foreign currency exchange rate fluctuations or the failure of a counterparty to perform under any of the Company's foreign exchange contracts; (xii) the termination of any of the Company's service agreements; (xiii) the passage of federal or state legislation subjecting the Company to supervision or regulation in the United States; (xiv) challenges by insurance regulators in the United States or the United Kingdom to the Company's claim of exemption from insurance regulation under current laws; and (xv) a contention by the United States Internal Revenue Service (the "IRS") that the Company or its insurance subsidiary, LaSalle Re Limited ("LaSalle Re"), is engaged in the conduct of a trade or business within the U.S. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this Prospectus. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, appearing or incorporated by reference in this Prospectus. Unless otherwise indicated, all financial information presented herein has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain terms used herein are defined in "Glossary of Selected Insurance and Reinsurance Terms." Unless the context otherwise requires, references herein to the "Company" include LaSalle Re Holdings Limited ("Holdings"), the issuer of the Series A Preferred Shares offered hereby, LaSalle Re, the Company's insurance subsidiary, LaSalle Re (Services) Limited ("LaSalle Re Services"), the Company's London representative office, and LaSalle Re Corporate Capital Ltd. ("LaSalle Re Capital"), the Company's subsidiary which is a corporate member of Lloyd's of London ("Lloyd's").

                                  THE COMPANY

OVERVIEW

  The Company writes high severity, low frequency reinsurance on a worldwide basis through its subsidiary, LaSalle Re. The Company primarily writes property catastrophe reinsurance and also writes selected other lines of reinsurance when it believes that market conditions are favorable. These lines currently include property risk excess, property pro rata treaty, casualty clash, marine, crop hail, aviation and satellite. The Company believes that these other lines will constitute a growing portion of the Company's total portfolio of reinsurance business, helping to moderate the volatility of its property catastrophe reinsurance exposures.

  The Company has been successful in attaining a selective and geographically diverse portfolio of property catastrophe reinsurance risks. In the year ended September 30, 1996, 41.7% of the Company's net premiums written represented U.S.-based risks, 11.6% represented continental Europe-based risks, 8.6% represented U.K.-based risks and 36.2% represented risks located in a variety of other geographic zones elsewhere in the world. As a result of long-term relationships between the Company's management and certain clients and brokers, the Company has developed a strong base of regional business in discrete zones within the U.S. This business assists the Company in diversifying its U.S.- based risks and makes more efficient use of its capital by limiting multi-zone exposures. In the year ended September 30, 1996, this regional business represented a significant component of the Company's U.S.-based net premiums written.

  At December 31, 1996, the Company had total shareholders' equity and minority interest (together, "Combined Equity") of $503.1 million compared to $412.5 million at December 31, 1995. It achieved annualized returns on average Combined Equity of 29.2% and 26.6%, respectively, and combined ratios of 46.0% and 52.6%, respectively, for the years ended September 30, 1996 and 1995. In addition, its loss and loss expense ratios were 26.4% and 35.5% for the same periods. The Company wrote net premiums of $190.2 million and $201.9 million, respectively, for the years ended September 30, 1996 and 1995. During the three months ended December 31, 1996 and 1995, the Company wrote net premiums of $5.2 million and $12.6 million, respectively. There can be no assurance that the Company will achieve similar results in the future.

DEVELOPMENT OF THE BUSINESS

  In October 1993, Aon Corporation (together with its affiliates, "Aon"), CNA, Corporate Partners, L.P. (together with its related parties, "Corporate Partners") and certain other investors (together, the "Founding Shareholders") formed LaSalle Re in Bermuda to take advantage of the supply and demand imbalance that they believed existed in the property catastrophe reinsurance market. Affiliates of Aon and CNA provide certain underwriting, investment management and administrative services to the Company pursuant to service agreements.

  In September 1995, Holdings was incorporated in Bermuda as a holding company in connection with the Company's recapitalization and initial public offering. Holdings owns 100% of the outstanding voting stock of LaSalle Re and, since November 1995, has owned a majority of the outstanding capital stock of LaSalle Re. The remaining outstanding capital stock of LaSalle Re is held by certain Founding Shareholders in the form of exchangeable non-voting shares of LaSalle Re ("Exchangeable Non-Voting Shares"). Exchangeable Non-Voting Shares are exchangeable, at the option of the holder, on a one-for-one basis for common shares of the Company, par value $1.00 per share ("Common Shares"), unless the Company's Board of Directors (the "Board") determines that such exchange may cause actual or potential adverse tax consequences to the Company or any shareholder.

CAPITAL MANAGEMENT STRATEGY

  Since its inception, the Company has endeavored to provide liquidity to shareholders and to pursue a capital management strategy focused on balancing capital levels with aggregate exposures while seeking to achieve strong returns on shareholders' equity. Consistent with this strategy, in October 1996 the Company adopted a dividend policy pursuant to which it intended to distribute in each fiscal year 50% to 60% of its net income from the prior fiscal year, if any, on a quarterly basis. As part of its capital management strategy, the Company also announced its intention to repurchase up to $50 million of Common Shares in open market or privately negotiated transactions from time to time depending on market conditions and the Company's capital and liquidity requirements.

  The Company completed a secondary offering of 3,910,000 Common Shares in December 1996 (the "Secondary Offering"). The Secondary Offering increased the number of Common Shares owned by the public (i.e. persons not affiliated with the Founding Shareholders) from 4,312,500 to 8,222,500 and reduced the percentage of Common Shares owned by Founding Shareholders to approximately 50%. In addition, as a result of the exchange of certain Exchangeable Non-Voting Shares in connection with the Secondary Offering, the Company increased its ownership of the outstanding capital stock of LaSalle Re from 63% to 73%.

  In order to reduce its earnings volatility, protect its capital base and support its dividend policy, the Company purchased a multi-year excess of loss reinsurance program effective January 1, 1997. The program is event-based, providing up to $100 million of coverage in excess of the first $100 million of losses for the first loss occurrence and $100 million of coverage in excess of the first $150 million of losses for the second loss occurrence, with a $200 million aggregate coverage limit over a three-year period. The attachment point is triggered by losses incurred by the Company rather than industry losses. The reinsurance is provided by a company that holds a rating of "A+" (Superior) from A.M. Best Company, Inc. ("A.M. Best") and a claims-paying ability rating of "AA" from Standard & Poor's Rating Services ("S&P").

  On February 27, 1997, the Board approved the Offering and, contingent on the completion of the Offering, voted to expand the Company's planned share repurchase program from the previously announced level of $50 million to a new level of $125 million of Common Shares. Accordingly, following completion of the Offering, the Company expects to make a public tender offer to repurchase approximately $100 million of Common Shares (the "Tender Offer"). At a future date, the Company also expects to repurchase up to $25 million of Common Shares through open market or privately negotiated transactions (together with the repurchases effected pursuant to the Tender Offer, the "Repurchases"). The Board also confirmed the dividend policy pursuant to which the Company intends to distribute as dividends to holders of Common Shares and Exchangeable Non-Voting Shares in each fiscal year 50% to 60% of the amount by which its net income (before minority interest) from the prior fiscal year exceeds the amount of dividends payable on Series A Preferred Shares in the current fiscal year.

  The Company believes that its capital management strategy is consistent with its policy to actively manage its capital and its goal to increase shareholder value. Following consummation of the Repurchases, the Company believes that its cash, short-term investments and borrowing capacity, together with anticipated cash flows from operations, will be adequate for its needs in the foreseeable future. However, the Company's actual experience may differ from the expectations set forth in the preceding sentence, due to future events that might have the effect of reducing the Company's available cash balances (such as operating losses following catastrophes or other adverse events) or that might reduce or eliminate the availability of external financial resources. For a discussion of some of the factors that could cause the Company's actual experience to differ from expectations, prospective investors should refer to "Risk Factors" and "Note on Forward-Looking Statements." The Company's capital management strategy is subject to change at the discretion of the Board, as the Company's ability to implement its capital management strategy will depend on various factors, some of which are beyond its control.

OPERATING STRATEGIES

  The Company pursues the following operating strategies which, in conjunction with its capital management strategy, are intended to maximize return on shareholders' equity:

  Focus on Property Catastrophe Reinsurance. The Company concentrates on writing property catastrophe reinsurance of risks located throughout the world. For the years ended September 30, 1996 and 1995, the Company derived 86.5% and 88.4%, respectively, of its net premiums written from property catastrophe reinsurance. The high level of severity and frequency of property catastrophe losses from 1987 through 1992 precipitated a general increase in rates and attachment points in this line of reinsurance. Although rates have declined from their highs in 1993 and 1994, the Company believes that property catastrophe reinsurance can still be significantly profitable for a reinsurer, such as the Company, that has the financial strength, flexibility and responsiveness needed to attract quality business and the high level of technical underwriting judgment and skill necessary to price risks appropriately.

  Selectively Write Other Lines of Business. While property catastrophe reinsurance is the Company's primary focus, the Company also seeks to take advantage of pricing opportunities that may occur in other lines of reinsurance. These lines generally are characterized by a relatively short period between the collection of premium and the notification of loss. These lines currently include property risk excess and pro rata treaty insurance, which constituted 5.1% and 2.6% of the Company's net premiums written in the years ended September 30, 1996 and 1995, respectively. The Company also writes casualty clash, marine, crop hail, aviation and satellite reinsurance. For the years ended September 30, 1996 and 1995, these coverages represented 6.5% and 6.0%, respectively, of the Company's net premiums written. The Company believes that writing these types of reinsurance enhances the utilization of capital because these lines generally do not create additional aggregate exposure for the Company. In addition, the Company has formed LaSalle Re Capital to provide capital support to selected Lloyd's syndicates. During the quarter ended December 31, 1996, LaSalle Re Capital was accepted as a corporate member of Lloyd's, and since January 1, 1997 LaSalle Re Capital has participated in three Lloyd's syndicates. One of these syndicates writes direct and facultative property insurance, one writes marine insurance and reinsurance, and one writes professional indemnity and directors and officers' insurance and bankers blanket bond business. LaSalle Re Capital provides capital support to the syndicates through letters of credit.

  Utilize a Disciplined Underwriting Approach. Underwriting decisions are made following analysis of each reinsurance contract based on the expected incremental return on equity in relation to the Company's overall portfolio of reinsurance contracts. To assess its property catastrophe risks, the Company uses a variety of underwriting techniques, including simulation models, exposure ratings and experience ratings. The Company has developed its proprietary L-CAM(TM) catastrophe analysis model to assess its risks in the U.S. property catastrophe market. The Company controls and monitors its aggregate exposures on a real-time basis using computer-based rating and control systems. The Company is highly selective in accepting risks, extending coverage on approximately 29% and 24% of the contract submissions it received in the years ended September 30, 1996 and 1995, respectively.

  Maintain and Develop Long-Term Relationships with Clients and Brokers. The Company seeks to maintain and develop long-term relationships with its clients and brokers by providing a high level of service. The Company promptly responds to underwriting submissions, designs customized programs, offers lead terms when circumstances warrant and pays valid claims within an average of five days. The Company retains a substantial portion of its clients from year to year. Retention of clients permits the Company to use its experience regarding a client's underwriting practices and risk management systems to underwrite its own business with greater precision. In addition, the Company's relationships with brokers permit it to obtain business and monitor developments in various lines of reinsurance in order to increase its writings when market conditions in those lines are favorable.

INDUSTRY TRENDS

  The Company believes that an imbalance between the supply of and demand for property catastrophe reinsurance existed in 1993 and resulted in an increase in premiums from pre-1993 levels. As a result of the increased property catastrophe reinsurance capacity since 1993, the Company believes that supply and demand in the property catastrophe reinsurance market became more stable in 1994 and have remained relatively stable in succeeding years. The Company believes that property catastrophe reinsurance capacity has increased further since 1994. Based on the Company's marketing efforts, reinsurance contract submissions and publicly available information, the Company believes that property catastrophe rates generally remained at the substantially increased 1993 levels in 1994 and decreased somewhat in 1995 and further in 1996 from 1994 levels. In particular, rates have declined significantly in areas, such as Japan and Europe, where there has been favorable loss experience, while in the U.S. market, where the level of property catastrophe losses has generally been higher than in international markets in recent years, rates have decreased to a lesser degree. Notwithstanding these rate decreases, the Company believes that current rates generally exceed 1992 levels. If and while favorable loss experience continues and reinsurance capacity does not diminish, the Company expects further downward pressure on rates during 1997, which it expects will in turn put downward pressure on its premium levels. Based on the 1997 contract renewals that have occurred to date, the Company estimates that it has experienced overall rate decreases of approximately 15% compared to 1996. See "Risk Factors--Business Considerations."

                                ----------------

  The Company's principal executive offices are located at 25 Church Street, Hamilton HM FX Bermuda, and its phone number is (441) 292-3339.

                             TERMS OF THE OFFERING

  The description of the terms of the Series A Preferred Shares in this section does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Certificate of Designation relating to the Series A Preferred Shares (the "Certificate of Designation") and the bye-laws of Holdings (the "Bye-Laws"). See "Description of Series A Preferred Shares."

Securities Offered..  3,000,000 Series A Preferred Shares.

Dividends...........
                      Dividends on the Series A Preferred Shares will be cumulative from the date of original issuance and will be payable quarterly in arrears on the first day of March, June, September and December of each year (or, if such date is not a business day, on the business day immediately before such date), commencing June 1, 1997, in an amount per share equal to 8.75% of the liquidation preference per annum (equivalent to $2.1875 per share). See "Description of Series A Preferred Shares-- Dividends."

Liquidation Rights..  Upon liquidation, holders of the Series A Preferred
                      Shares will be entitled to receive out of any surplus assets a liquidation preference of $25.00 per share, plus accrued and unpaid dividends, if any, to the date of liquidation. See "Description of Series A Preferred Shares--Liquidation Rights."

Conversion..........  The Series A Preferred Shares are not convertible into or exchangeable for any other securities of the Company.

Redemption..........  On and after March 27, 2007, the Series A Preferred
                      Shares will be redeemable, in whole or in part, at the option of the Company at any time, at a redemption price of $25.00 per share, plus accrued and unpaid dividends, if any, to the date of redemption. At any time prior to March 27, 2007, if the Company shall have submitted to the holders of its Common Shares a proposal for amalgamation, consolidation, merger or statutory share exchange, or any proposal for any other matter that requires for its validation or effectuation an affirmative vote of the holders of the Series A Preferred Shares at the time outstanding, acting as a single class, the Company, at its option upon not less than 30 nor more than 90 days' written notice, may redeem all of the outstanding Series A Preferred Shares at a redemption price of $26.00 per share, plus accrued and unpaid dividends, if any, to the date of redemption. The Series A Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption. See "Description of Series A Preferred Shares-- Redemption."

Special
 Representation and
 Voting Rights......  Generally, the holders of Series A Preferred Shares will not have any voting rights. Whenever dividends on the Series A Preferred Shares or any class or series of capital shares ranking on a parity with the Series A Preferred Shares with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up ("Parity Shares") are in arrears in an amount equivalent to dividends for six full dividend periods (whether or not consecutive), holders of the Series A Preferred Shares (voting together as a class with the holders of Parity Shares) will have the right to elect two special representatives (the "Special Representatives") who will be entitled to receive notice of all Board meetings and to take part in Board meetings, with the privilege of voice but not vote, until such dividend arrearage is eliminated. At all times when the holders of the Series A Preferred Shares and any Parity Shares have the right to be represented by Special Representatives at the

                      Company Board level, the Company shall be obligated to cause, to the extent permitted under Bermuda law, the election of two additional directors of LaSalle Re who shall be designated by the Special Representatives. These rights will allow the holders of Series A Preferred Shares and any Parity Shares to exercise, in effect, voting rights through board members at the LaSalle Re board level under such circumstances. In addition, certain changes that would vary the rights of holders of Series A Preferred Shares cannot be made without the approval of the holders of 75% of the Series A Preferred Shares. See "Description of Series A Preferred Shares-- Special Representation and Voting Rights; Relationship to Preferred Shares of LaSalle Re."

Ranking.............  The Series A Preferred Shares will rank senior to the
                      Common Shares with respect to payment of dividends and amounts upon liquidation, dissolution or winding up. See "Description of Series A Preferred Shares--Dividends" and "Description of Series A Preferred Shares--Liquidation Rights." However, the Company is a holding company with no operations or significant assets other than its ownership of a majority of the capital stock of LaSalle Re. See "Risk Factors--Holding Company Structure."

Limitations on
 Transfer and
 Ownership..........
                      The Certificate of Designation provides that no person may acquire ownership of more than 9.9% of the outstanding Series A Preferred Shares, and that the Company shall repurchase any shares owned by a person in excess of such 9.9% limitation within 20 days of becoming aware of such excess ownership. The Board may exempt from the foregoing requirement any person who has provided evidence that such ownership will cause no adverse tax, legal or regulatory consequences to the Company, any of its subsidiaries or any of its shareholders. The Bye-Laws provide for additional limitations on transfer and ownership of capital stock of the Company. See "Description of Series A Preferred Shares--Limitations on Transfer and Ownership" and "Certain Tax Considerations-- Taxation of Shareholders."

NYSE Listing........  The Company intends to make application to list the
                      Series A Preferred Shares on the NYSE. If such application is approved, trading in the Series A Preferred Shares is expected to commence within a 30-day period after the initial delivery of the Series A Preferred Shares. See "Underwriting."

Ratings.............  The Series A Preferred Shares have been assigned ratings of BBB by S&P and "ba1" by Moody's Investors Service, Inc. ("Moody's"). These ratings have been obtained with the understanding that S&P and Moody's will continue to monitor the credit rating of the Company and will make future adjustments to the extent warranted. A rating reflects only the views of S&P or Moody's, as the case may be, and is not a recommendation to buy, sell or hold the Series A Preferred Shares. There is no assurance that any such rating will be retained for any given period of time or that it will not be revised downward or withdrawn entirely by S&P or Moody's, as the case may be, if, in their respective judgments, circumstances so warrant. See "Risk Factors--Competition; Ratings; Non-Admitted Status."

Use of Proceeds.....  The Company intends to use all of the net proceeds from the sale of the Series A Preferred Shares to repurchase Common Shares in accordance with the Company's capital management strategy. See "Business--Capital Management Strategy." Pending such repurchase, proceeds from the sale of the Series A Preferred Shares may be temporarily invested.

                      SELECTED CONSOLIDATED FINANCIAL DATA
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  The historical consolidated financial data presented below as of and for the periods ended September 30, 1996, 1995 and 1994 were derived from and should be read in conjunction with the Company's audited consolidated financial statements and related notes incorporated by reference in this Prospectus. The historical consolidated financial data presented below as of and for the periods ended December 31, 1996 and 1995, except as indicated below, were derived from and should be read in conjunction with the Company's unaudited consolidated financial statements which management believes incorporate all of the adjustments necessary for the fair presentation of the financial condition and results of operations for such periods. The pro forma consolidated financial data presented below are unaudited and reflect adjustments necessary to give effect to the Offering and the Tender Offer, and should be read in conjunction with the Pro Forma Condensed Consolidated Financial Data and related notes appearing elsewhere in this Prospectus.

                                                                                     PERIOD
                            THREE MONTHS ENDED              YEAR ENDED             OCTOBER 26,
                               DECEMBER 31,                SEPTEMBER 30,             1993 TO
                          ------------------------    --------------------------  SEPTEMBER 30,
                             1996         1995           1996          1995(1)       1994(1)
                          -----------  -----------    -----------    -----------  -------------
STATEMENT OF INCOME DATA
 Net premiums written...  $     5,237  $    12,619    $   190,151    $   201,916   $   133,327
 Net premiums earned....       43,123       49,444        195,141        170,370        76,989
 Net investment income
  (net of realized
  losses/gains).........        8,179        6,203         26,428         25,066        15,739
 Loss and loss expenses
  incurred..............       10,837       15,881         51,477         60,397        49,801
 Underwriting expenses..        7,115        6,498         27,268         22,988         8,686
 Operating expenses(2)..        5,303        3,868         13,373          7,603         4,342
 Income before minority
  interest..............       28,047       29,400        129,451        104,448        29,899
 Minority interest(3)...        6,907       11,109(4)      47,966         38,774        10,958
 Net income.............       21,140       18,291(4)      81,485         65,674        18,941
 Net income per
  share(5)..............         1.16         1.23           5.40           4.51          1.31
 Weighted average shares
  outstanding(6)........   24,263,620   23,900,115     23,967,870     23,170,680    22,852,910
 Dividend per Common
  Share(7)..............  $      0.71  $      1.10    $      1.85    $      4.62   $       --
OTHER DATA
 Loss and loss expense
  ratio(8)..............         25.1%        32.1%          26.4%          35.5%         64.7%
 Expense ratio(8).......         24.3%        18.1%          19.6%          17.1%         16.6%
 Combined ratio(8)......         49.4%        50.2%          46.0%          52.6%         81.3%
 Return on average
  Combined Equity(9)....         22.7%        28.9%          29.2%          26.6%          9.3%
 Total statutory capital
  and surplus(10).......  $   495,959  $   404,816    $   475,580    $   390,683   $   376,414
BALANCE SHEET DATA (AT
 END OF PERIOD)
 Total investments and
  cash..................  $   552,049  $   445,635    $   537,504    $   522,425   $   409,738
 Reinsurance balances
  receivable............       45,845       60,210         70,625         86,146        50,307
 Total assets...........      620,842      531,129        634,374        636,547       481,424
 Reserve for losses and
  loss expenses.........       45,981       60,887         49,875         66,654        37,789
 Reserve for unearned
  premiums..............       45,008       51,058         82,894         87,885        56,338
 Minority interest(3)...      137,462      151,999        179,470(4)     147,389       140,838
 Total shareholders'
  equity................      365,599      260,478        307,448(4)     253,422       243,446
 Book value per
  share(11).............        22.13        18.15          21.42          17.64         16.91
PRO FORMA DATA
 Income before minority
  interest..............  $    27,103          --     $   127,526            --            --
 Minority interest(12)..        6,115          --          33,446            --            --
 Net income.............       20,988          --          94,080            --            --
 Net income per
  share(5)..............         1.22          --            5.90            --            --
 Weighted average shares
  outstanding(6)........   20,807,425          --      20,511,675            --            --
 Dividends on Series A
  Preferred Shares......  $     1,641          --     $     6,563            --            --
 Minority interest(12)..      105,711          --             --             --            --
 Total shareholders'
  equity................      372,350          --             --             --            --
 Book value per
  share(13).............        20.91          --             --             --            --

(1) In October 1995, LaSalle Re changed its fiscal year end from December 31 to September 30, effective September 30, 1995. All prior periods have been adjusted to reflect a fiscal year end of September 30.
(2) Includes operating expenses, corporate expenses, interest payable and foreign exchange gains and losses.
(3) Minority interest represents shares of LaSalle Re that are held as Exchangeable Non-Voting Shares. These shares currently constitute approximately 27% of the capital stock of LaSalle Re. Exchangeable Non-Voting Shares are held by certain Founding Shareholders and are exchangeable, at the option of the holder, for Common Shares on a one-for-one basis, unless the Board determines that such exchange may cause actual or potential adverse tax consequences to the Company or any shareholder. See "Certain Tax Considerations."
(4) The amounts indicated have been restated on a different accounting basis from the corresponding amounts in the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1996 (the "10-Q"). In the 10-Q, these amounts were restated by accounting for the exchange of certain Exchangeable Non-Voting Shares for Common Shares in connection with the Secondary Offering as if it were a pooling of interests. The amounts presented here for the same periods instead account for such exchange as a conversion of equity securities, which is the accounting treatment the Company intends to use with respect to further exchanges initiated by holders of Exchangeable Non-Voting Shares. The numbers reported for the quarter ended December 31, 1996 are unchanged from the 10-Q.
(5) Net income per share equals income before minority interest divided by weighted average shares outstanding.
(6) Weighted average shares outstanding include Common Shares and Exchangeable Non-Voting Shares as common stock equivalents and the dilutive effect of stock options and stock appreciation rights using the treasury stock method.
(7) Dividend per Common Share is based on outstanding Common Shares of 16,517,111 and 14,397,720 as at December 31, 1996 and 1995 respectively and 14,397,720, 14,397,720, 14,395,710 as at September 30, 1996, 1995 and
     1994, respectively.
(8) The loss and loss expense ratio is calculated by dividing the losses and loss expenses incurred by net premiums earned. The expense ratio is calculated by dividing underwriting expenses and certain operational expenses by net premiums earned. The combined ratio is the sum of the loss and loss expense ratio and the expense ratio.
(9) Return on average Combined Equity is calculated by dividing income before minority interest by the average of the opening and closing sum of shareholders' equity and minority interest. The adjustment in respect of minority interest reflects the exchangeable nature of the Exchangeable Non-Voting Shares. Closing shareholders' equity and minority interest reflects any dividends declared or paid during such periods, with the average not adjusted to reflect the timing of dividends declared or paid.
(10) Total statutory capital and surplus of LaSalle Re is calculated in accordance with the provisions of The Insurance Act 1978 of Bermuda, amendments thereto and related regulations.
(11) Book value per share is calculated based on Combined Equity divided by the total of Common Shares and Exchangeable Non-Voting Shares of 22,727,291 and 22,727,010 as at December 31, 1996 and 1995 respectively and 22,727,010, 22,727,010, 22,725,000, as at September 30, 1996, 1995 and
     1994, respectively.
(12) Pro forma minority interest represents approximately 26% of the capital stock of LaSalle Re.
(13) Pro forma book value per share is based on Combined Equity (excluding equity represented by Series A Preferred Shares) divided by the total of Common Shares and Exchangeable Non-Voting Shares of 19,270,815 as at December 31, 1996.

                                 RISK FACTORS

  Prospective investors in the Series A Preferred Shares offered hereby should consider carefully the matters set forth below, as well as the other information set forth in this Prospectus.

LIMITED OPERATING HISTORY

  LaSalle Re commenced operations in November 1993 and has a limited operating and claims history. The financial data included herein are not necessarily indicative of the financial condition or results of operations of the Company in the future. In addition, the Company's limited operating and claims history may make it more difficult for the Company to assess the risks it underwrites based on its own historical loss experience. See "Prospectus Summary--Selected Consolidated Financial Data" and "Business."

VOLATILITY OF FINANCIAL RESULTS; ABILITY OF THE COMPANY TO PAY PREFERRED
DIVIDENDS

  The Company primarily underwrites property catastrophe reinsurance, which covers unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, fires, industrial explosions, freezes, riots, floods and other man-made or natural disasters. Because the Company has large aggregate exposures to man-made and natural disasters, the Company expects that its claims experience will be characterized by relatively low frequency and high severity. The occurrence of claims from catastrophic events is likely to result in substantial volatility in the Company's financial results for any fiscal quarter or year, and therefore, in the timing and amount of any dividend paid. The Company endeavors to manage its exposures to catastrophic events by limiting the amount of its exposure in each geographic zone worldwide and requiring that its property catastrophe contracts provide for aggregate limits and attachment points. Nonetheless, a single catastrophic event could affect multiple geographic zones or the frequency or severity of catastrophic events could exceed the Company's estimates. The occurrence of these events could have a material adverse effect on the Company's financial condition and results of operations and its ability to write new business and to pay dividends. Catastrophic events of significant magnitude historically have been relatively infrequent, although the Company believes that the property catastrophe reinsurance market has experienced a high level of worldwide catastrophic losses in terms of both frequency and severity from 1987 to the present as compared with prior years. The Company expects that increases in the values and concentrations of insured property and the effects of inflation will increase the severity of such occurrences per year in the future.

  Pursuant to its capital management strategy, the Company intends to distribute as dividends to holders of Common Shares and Exchangeable Non-Voting Shares in each fiscal year 50% to 60% of the amount by which its net income (before minority interest) from the prior fiscal year exceeds the amount of dividends payable on Series A Preferred Shares in the current fiscal year. The Company's credit facility currently restricts dividends to a maximum of 50% of net income from the prior fiscal year. In order to pay dividends in excess of 50% of net income, the Company would have to renegotiate certain terms of its credit facility. Since the Board is authorized to issue additional classes or series of Parity Shares without the consent of any holder of Series A Preferred Shares, the Company could incur obligations in the future to pay preferred dividends in addition to, and ranking on a parity with, the dividends on Series A Preferred Shares. As part of its capital management strategy, the Company expects to repurchase approximately $100 million of Common Shares in the Tender Offer following successful completion of the Offering. At a future date, the Company also expects to repurchase up to $25 million of Common Shares by means of open market or privately negotiated transactions, depending on market conditions and the Company's capital and liquidity requirements. See "Business--Capital Management Strategy." The payment of dividends and the Repurchases will result in the Company having less capital available to sustain losses than would otherwise be the case. If substantial losses were to occur, the ability of the Company to pay dividends, including dividends on the Series A Preferred Shares, could be adversely affected.

  The Series A Preferred Shares have been assigned ratings of BBB by S&P and "ba1" by Moody's. These ratings have been obtained with the understanding that S&P and Moody's will continue to monitor the credit rating of the Company and will make future adjustments to the extent warranted. A rating reflects only the views of S&P or Moody's, as the case may be, and is not a recommendation to buy, sell or hold the Series A Preferred Shares. There is no assurance that any such rating will be retained for any given period of time or that it will not be revised downward or withdrawn entirely by S&P or Moody's, as the case may be, if, in their respective judgments, circumstances so warrant.

RELIANCE ON CNA AND AON; TRANSACTIONS WITH AFFILIATES; CONFLICTS OF INTEREST

  The Company's day-to-day operations are performed by affiliates of CNA and Aon pursuant to service agreements with the Company (the "Service Agreements"). The Service Agreements consist of: (i) an underwriting services agreement (the "Underwriting Services Agreement") with CNA (Bermuda) Services Ltd. ("CNA Bermuda") pursuant to which CNA Bermuda provides underwriting services and underwrites all classes of insurance and reinsurance for LaSalle Re; (ii) an administrative services agreement (the "Administrative Services Agreement") with Aon Risk Consultants (Bermuda) Ltd. ("Aon Bermuda") pursuant to which Aon Bermuda provides LaSalle Re with claims administration, actuarial and financial reporting, accounting, office space and other administrative services; and (iii) an investment management agreement (the "Investment Management Agreement") with Aon Advisors (UK) Limited ("Aon Advisors") pursuant to which Aon Advisors provides LaSalle Re with investment management services in accordance with the investment guidelines set by the Board of Directors of LaSalle Re. The Service Agreements terminate on December 31, 1998 with a two-year extension at the option of the Company. The Company and Aon have agreed in principle, subject to execution of a definitive agreement and to Board approval, to terminate the Administrative Services Agreement as of mid-1997, after which the Company anticipates that all of the personnel currently assigned to the Company by Aon Bermuda would become employees of the Company. There can be no assurance that the Company will be able to retain all such employees. While a number of other organizations offer the services provided to the Company by affiliates of CNA, there can be no assurance that if the Underwriting Services Agreement were to terminate, the Company would be able to successfully perform such services for itself or obtain such services from persons which are not affiliates of CNA on substantially similar terms. In particular, the termination of the Underwriting Services Agreement could have a material adverse effect on the Company.

  In the 1996 and 1995 fiscal years, CNA ceded to the Company a portion of its existing book of property catastrophe reinsurance business. The terms of these cessions to the Company were negotiated between the parties and the Company believes that they are at market rates. This ceded business represented 12.7% and 14.3% of the Company's net premiums written and 12.9% and 15.6% of net premiums earned in 1996 and 1995, respectively. Such cessions assisted the Company in establishing a geographic diversification of exposures that might have been difficult for a newly organized reinsurer to establish on its own. Excluding the business ceded by CNA, for the year ended September 30, 1996, 47.8% of the Company's net premiums written represented U.S.-based risks and the remaining 52.2% was spread in other territories around the world. Although the Company expects the level of such cessions to continue to decrease, if CNA were to suddenly cease ceding business to the Company, the geographical diversity of the Company's portfolio of property catastrophe risks and the Company's results of operations could be materially adversely affected.

  The Service Agreements and other transactions between CNA or Aon and the Company may give rise to potential conflicts of interest between CNA or Aon, on the one hand, and the Company, on the other hand. However, as provided under Bermuda law, directors who have an interest in any matter are permitted under the Bye-Laws and LaSalle Re's bye-laws to vote with respect to such matters as long as they have disclosed their interest. A director of Holdings or LaSalle Re who is directly or indirectly interested in a proposed contract or other matter with such company must declare the nature of such interest to the Board or the Board of Directors of LaSalle Re, as the case may be. Each of the Service Agreements has been approved by a vote of the Board of Directors of LaSalle Re at a meeting at which all directors present who are affiliated with CNA or Aon recused themselves. CNA competes with the Company for property catastrophe and other lines of reinsurance underwritten by the Company. CNA, Aon and other Founding Shareholders have sponsored and may in the future sponsor or otherwise participate in other insurance ventures with other entities engaged in or intending to engage in insurance and reinsurance underwriting, some of which compete and may in the future compete with the Company. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to CNA, Aon or other Founding Shareholders, on the one hand, and the Company, on the other hand. CNA and Aon also have entered into agreements and maintain relationships with numerous companies that may compete with the Company. No agreement or understanding exists regarding the resolution of any of these potential conflicts of interest.

DEPENDENCE ON MANAGEMENT

  The Company's success depends on the efforts and abilities of its Chairman, Chief Executive Officer and President, Victor H. Blake, its Executive Vice President and Chief Underwriting Officer, Guy D. Hengesbaugh, its Chief Financial Officer and Treasurer, Andrew Cook, and its Senior Vice President, Terry J. Alfuth. The Company has entered into employment agreements with Mr. Blake and Mr. Cook. The Company receives the services of Mr. Hengesbaugh and Mr. Alfuth pursuant to the terms of the Underwriting Services Agreement and the Administrative Services Agreement, respectively, and does not have employment agreements with them. The Company does not maintain key-man life insurance on any of its executive officers.

  Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate Bermuda government authority. Such permission, or a work permit for a specific period of time, can be granted upon showing that, after proper public advertisement, no Bermudian or spouse of a Bermudian is available who meets the minimum standards for the advertised position. Of the Company's executive officers, Victor H. Blake, Guy D. Hengesbaugh, Andrew Cook and Terry J. Alfuth are working under work permits. There can be no assurance that the work permits of such executive officers will be extended or that, if such executive officers were to leave the Company, work permits for new executive officers would be granted.

BUSINESS CONSIDERATIONS

  Based on the Company's marketing efforts, reinsurance contract submissions and publicly available information, the Company believes that property catastrophe rates decreased somewhat in 1995 and further in 1996 from 1994 levels. In particular, rates have declined significantly in areas, such as Japan and Europe, where there has been favorable loss experience, while in the U.S. market, where the level of property catastrophe losses has generally been higher than in international markets in recent years, rates have decreased to a lesser degree. Notwithstanding these rate decreases, the Company believes that current rates generally exceed 1992 levels. If and while favorable loss experience continues and reinsurance capacity does not diminish, the Company expects further downward pressure on rates during 1997. Based on the 1997 contract renewals that have occurred to date, the Company estimates that it has experienced overall rate decreases of approximately 15% compared to 1996. As rates decline, the Company expects net premiums written from property catastrophe reinsurance to decline in 1997. However, based on its current perception of market opportunities, the Company expects that growth in its other lines of business will partially offset the decline in its property catastrophe premiums. There can be no assurance that the present level of demand will continue, that the present level of supply of reinsurance will not increase as a result of capital provided by recent or future market entrants or by existing property catastrophe reinsurers or that rates will not decline further. See "Business--Industry Trends."

LOSS RESERVES

  The Company establishes loss reserves for the ultimate settlement costs of all loss and loss expenses incurred with respect to business written by it. Loss reserves represent estimates derived from actuarial and statistical projections of the Company's expectations of ultimate loss and loss expenses for incurred losses at a given time. Under GAAP, the Company is not permitted to establish loss reserves with respect to its property catastrophe reinsurance until an event occurs that may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Reserve estimates by new property catastrophe reinsurers, such as the Company, may be inherently less reliable than the reserve estimates of reinsurers with stable volumes of business and an established claims history. Although the Company's own historical loss experience by itself may be inadequate for estimating reserves, the Company utilizes loss data generally available through various trade associations and draws on the experience of both CNA and Aon. See "--Reliance on CNA and Aon; Transactions with Affiliates; Conflicts of Interest." The Company believes that its loss reserves to date have been adequate. In contrast to casualty property losses, which frequently can be determined only through lengthy, unpredictable litigation, non-casualty property losses tend to be reported promptly and usually are settled within a shorter period. Nevertheless, actual losses and loss expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in the Company's financial statements. The Company's loss reserves are reviewed regularly by the Company's actuaries and executive officers and the Board of Directors of LaSalle Re, and as they develop upward or downward, the results are reflected in the net income in the period in which the reserve deficiency or redundancy is evaluated. If the Company's loss reserves are determined to be inadequate, the Company will be required to increase loss reserves with a corresponding reduction in the Company's net income in the period in which the deficiency is identified. There can be no assurance that the final loss settlements will not exceed the Company's loss reserve and have a material adverse effect on the Company's financial condition and results of operations in a particular period.

COMPETITION; RATINGS; NON-ADMITTED STATUS

  The property catastrophe reinsurance industry is highly competitive. The Company competes, and will continue to compete, with major U.S. and non-U.S. insurers and property catastrophe reinsurers, including other Bermuda-based property catastrophe reinsurers and CNA, some of which have greater financial and organizational resources than the Company. There may be established companies or new companies of which the Company is not aware which may be planning to enter the property catastrophe reinsurance market or existing property catastrophe reinsurers which may be planning to raise additional capital. In addition, Lloyd's began to allow capital from corporate investors in 1994. Competition in the types of reinsurance that the Company underwrites is based on many factors, including rates and other terms and conditions offered, services provided, ratings assigned by independent rating agencies, speed of claims payment, perceived financial strength of the reinsurer and reputation and experience of the reinsurer in the line of reinsurance to be written.

  LaSalle Re currently is rated by A.M. Best and S&P. In April 1996, LaSalle Re received an initial rating from A.M. Best of "A-" (Excellent). Prior to that time, LaSalle Re was not rated by any rating agency. The rating received by LaSalle Re represents the fourth highest in the rating scale used by A.M. Best. In October 1996, LaSalle Re received an initial rating of its claims paying ability from S&P of "A" (Good). The rating received by LaSalle Re represents the sixth highest in the rating scale used by S&P. Such ratings are based on factors of concern to cedents and brokers and are not directed toward the protection of investors. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell such securities. While the Company believes that its new ratings will not be a major competitive advantage or disadvantage, some of the Company's principal competitors have higher ratings than the Company. Insurance ratings are one factor used by brokers and cedents as a means of assessing the financial strength and quality of reinsurers. In addition, a cedent's own rating may be adversely affected by the lack of a rating of its reinsurer. Therefore, a cedent may elect to reinsure with a competitor of the Company that has a higher insurance rating. Similarly, the lowering or loss of a rating in the future could adversely affect the Company's ability to compete.

  The Company is not licensed or admitted as an insurer in any jurisdiction other than Bermuda and has no plans to become so licensed or admitted; however, LaSalle Re Capital is a corporate member of Lloyd's and is authorized to write business for the 1997 year of account up to a maximum premium income of (Pounds)16.3 million. Because jurisdictions in the United States do not permit cedents to take credit for reinsurance obtained from unlicensed or non-admitted reinsurers on their statutory financial statements unless security is posted, the Company's reinsurance contracts with United States cedents generally require it to post a letter of credit or provide other security for outstanding claims and/or unearned premiums. In order to post these letters of credit, the Company generally is required to provide the issuing banks with collateral equal to 115% of such amounts. As a result of the size of the Company's capitalization, the Company does not believe that its non-admitted status in any jurisdiction has, or should have, a material adverse effect on its ability to compete or obtain business in the property catastrophe reinsurance market in which it operates, principally because many of the Company's competitors are not admitted or licensed in United States jurisdictions. However, there can be no assurance that increased competitive pressure from current reinsurers and future market entrants or the Company's non-admitted status will not adversely affect the Company.

REGULATION

  LaSalle Re is registered as an insurer and is subject to regulation and supervision in Bermuda under The Insurance Act 1978 (together with amendments thereto and related regulations, the "Insurance Act"). The Insurance Act generally is designed to protect insureds and ceding insurance companies rather than shareholders. Among other things, the Insurance Act requires LaSalle Re to maintain minimum levels of capital and surplus, prescribes solvency margins that must be maintained and requires periodic examinations of LaSalle Re and its financial condition. These provisions may, in effect, restrict the ability of LaSalle Re to write new business or distribute funds to the Company, which, as a holding company, will depend on such distributions as its principal source of funds. Other relevant Bermuda statutes and regulations may also limit transfers of ownership of LaSalle Re's capital stock and may impede the Company's ability to effect a business combination involving a substantial change in the ownership or control of LaSalle Re or the Company.

  LaSalle Re is not registered or licensed as an insurance company in any jurisdiction other than Bermuda. For the year ended September 30, 1996, 41.7% of the Company's net premiums written represented U.S.-based risks. The insurance laws of each state of the United States do not directly regulate the sale of reinsurance to insurance companies domiciled or licensed therein by alien reinsurers, such as the Company. Nevertheless, the sale of reinsurance by alien reinsurers, such as the Company, to insurance companies domiciled or licensed in United States jurisdictions is indirectly regulated by state "credit for reinsurance" laws that operate to deny financial statement credit to ceding insurers unless the non-admitted alien reinsurer posts acceptable security for ceded liabilities and agrees to certain contract provisions (e.g., insolvency and intermediary clauses). Although the insurance laws of United States jurisdictions generally exempt the business of reinsurance from "doing business" laws, the Company conducts its business at its principal offices in Bermuda and does not maintain an office in the United States, and its personnel do not solicit, advertise, settle claims or conduct other insurance activities in the United States. All policies are issued and delivered and premiums are received outside the United States. The Company does not believe that it is subject to the insurance laws of any state in the United States. Nevertheless, there can be no assurance that inquiries or challenges to the insurance activities of the Company will not be raised in the future.

  From time to time, there have been congressional and other initiatives in the United States regarding the supervision and regulation of the insurance industry, including proposals to supervise and regulate alien reinsurers. While none of these proposals has been adopted to date on either the federal or state level, there can be no assurance that federal or state legislation will not be enacted subjecting the Company to supervision and regulation in the United States, which could have a material adverse effect on the Company. In addition, no assurance can be given that if the Company were to become subject to any laws of the United States or any state thereof or of any other country at any time in the future, it would be in compliance with such laws.

  Despite the importance of its policyholders domiciled in the United States, the Company does not believe that conducting its business through its offices in Bermuda and its inability to conduct any insurance operations in the United States have materially affected its operations to date. However, no assurance can be given that these factors will not materially affect its operations in the future.

  LaSalle Re Services maintains an office in London in order to introduce prospective customers to the Company. LaSalle Re Services is not registered as an insurer in England or in any other jurisdiction. Although the Company believes that LaSalle Re Services is not required to be so registered and also believes that the impact of other U.K. regulation on the Company's business is minimal, no assurance can be given that U.K. regulation will not materially affect its operations in the future.

  LaSalle Re Capital is subject as a corporate member of Lloyd's to Lloyd's regulation and its ability to continue to underwrite as such in future years may be affected by changes in such regulation. The volume of business which can be written from one year of account to the next will also be dependent on the level of funds made available by the Company to support such underwriting. Based on its corporate membership in Lloyd's, LaSalle Re Capital is also registered in Bermuda under the Insurance Act as a "member of a recognised association of underwriters."

HOLDING COMPANY STRUCTURE

  Holdings is a holding company with no operations or significant assets other than its ownership of a majority of the capital stock of LaSalle Re. Holdings relies on cash dividends and other permitted payments from LaSalle Re to pay expenses, to make principal and interest payments on outstanding indebtedness of Holdings, if any, and to pay dividends to its shareholders. The payment of dividends by LaSalle Re to Holdings is limited under Bermuda law and regulations, including Bermuda insurance law. Under the Insurance Act, LaSalle Re is prohibited from paying dividends of more than 25% of its opening statutory capital and surplus unless it files an affidavit stating that it will continue to meet the required solvency margin and minimum liquidity ratio requirements and from declaring or paying any dividends without the approval of the Minister of Finance if it failed to meet its required margins in the previous fiscal year. Based on the foregoing regulation, LaSalle Re is entitled to pay dividends of up to $118.9 million during the current fiscal year. The Insurance Act also requires LaSalle Re to maintain a minimum solvency margin and minimum liquidity ratio and prohibits dividends which would result in a breach of these requirements. In addition, LaSalle Re is prohibited under the Insurance Act from reducing its opening total statutory capital by more than 15% without the approval of the Minister of Finance. Because the Company is a holding company, the right of the Company, and hence the right of creditors and shareholders of the Company, to participate in any distribution of assets of any subsidiary, including LaSalle Re, upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. There can be no assurance that Holdings will have sufficient funds to pay dividends to holders of the Series A Preferred Shares.

TAX MATTERS

  Holdings and LaSalle Re are Bermuda corporations. The Company believes that neither Holdings nor LaSalle Re will be required to pay U.S. corporate income tax (other than withholding tax on certain U.S. source income) because they will continue to operate their business in a manner that will cause them not to be engaged in the conduct of a trade or business within the U.S. However, because there are no definitive standards provided by the Internal Revenue Code of 1986, as amended (the "Code"), existing or proposed regulations thereunder or judicial precedent, and as the determination is inherently factual, there can be no assurance that the IRS could not successfully contend that Holdings or LaSalle Re is engaged in such a trade or business. If the IRS did so contend, Holdings and LaSalle Re would (unless exempted from tax by the U.S.-Bermuda income tax treaty (the "Bermuda Treaty")) be subject to U.S. corporate income tax on that portion of its net income treated as effectively connected with a U.S. trade or business, as well as the U.S. branch profits tax. Even if the IRS were to contend successfully that LaSalle Re was engaged in a U.S. trade or business, if LaSalle Re were entitled to benefits under the Bermuda Treaty, the Bermuda Treaty would preclude the U.S. from taxing LaSalle Re on its business income except to the extent that such income were attributable to a permanent establishment maintained by LaSalle Re in the U.S. Although the Company believes that LaSalle Re does not have a permanent establishment in the U.S., there can be no assurance that, in the event that LaSalle Re were entitled to the Bermuda Treaty benefits, the IRS would not successfully contend that LaSalle Re has such an establishment and therefore is subject to taxation.

  If Holdings were considered to be engaged in a U.S. trade or business and/or if LaSalle Re were considered to be engaged in a U.S. trade or business through a permanent establishment located therein (or if it were considered not entitled to the benefits of the permanent establishment clause of the Bermuda Treaty and LaSalle Re were considered to be engaged in the conduct of a U.S. trade or business) and, thus, subject to U.S. income tax, the Company's results of operations and cash flows could be materially adversely affected. LaSalle Re

Capital is a corporate member of Lloyd's. Pursuant to a Closing Agreement between Lloyd's and the IRS, LaSalle Re Capital will be treated as engaged in business in the U.S. and is subject to U.S. corporate income tax on its net income from U.S. sources. See "Certain Tax Considerations--Taxation of the Company and its Subsidiaries--United States."

  Generally, the U.S. shareholders of the Company will not be subject to any U.S. tax until they receive a distribution from the Company or dispose of their Common Shares or Series A Preferred Shares. However, special provisions of the Code may apply to U.S. citizens, residents, domestic corporations, partnerships, estates or trusts, who through their ownership of Common Shares or Series A Preferred Shares, directly, indirectly or by attribution, own 10% or more of the total combined voting power of all classes of stock of Holdings, LaSalle Re and/or LaSalle Re Capital. Under those provisions, such a holder of Common Shares or Series A Preferred Shares may be required to include in its income its pro rata share of the Company's subpart F income as earned, even if not distributed. All of the Company's income is expected to be subpart F income. Such shareholders that are taxed currently on their pro rata share of the Company's subpart F income will not be taxed on dividends actually distributed by the Company that are allocable to such income. The Company has attempted to avoid being considered a "controlled foreign corporation" under the Code by requiring prior Board approval for any transfer of shares that results in any shareholder (other than a registered investment company under the U.S. Investment Company Act of 1940, as amended (an "Investment Company")) beneficially owning more than 5.0% of the outstanding capital stock of Holdings or any shareholder holding "Controlled Shares" (defined as all shares that a person is deemed to own directly, indirectly or by attribution within the meaning of Section 958 of the Code) in excess of 9.9% of the outstanding capital stock of Holdings. The Bye-Laws provide that any such transfer without prior Board approval shall not be registered in the share register of Holdings and shall be void and of no effect. The Bye-Laws also provide that if the Board in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to Holdings, any of its subsidiaries or any other shareholder, then Holdings will have the option, but not the obligation, to repurchase at fair market value all or part of the shares held by such shareholder to the extent the Board determines it is necessary to avoid such adverse or potential adverse consequences. In addition, the Certificate of Designation provides that no person may acquire ownership of more than 9.9% of the outstanding Series A Preferred Shares, and that the Company shall repurchase any shares owned by a person in excess of such 9.9% limitation within 20 days of becoming aware of such excess ownership. The Board may exempt from the foregoing requirement any person who has provided evidence that such ownership will cause no adverse tax, legal or regulatory consequences to the Company, any of its subsidiaries or any of its shareholders. See "Description of Series A Preferred Shares--Limitations on Transfer and Ownership."

  Certain special subpart F provisions of the Code could apply to U.S. persons who either directly or indirectly through their ownership of Common Shares or Series A Preferred Shares own shares of LaSalle Re if (A) 25% or more of the value or voting power of the capital stock of LaSalle Re is owned directly, indirectly or by attribution by U.S. persons that own such stock directly or indirectly through foreign entities, as will be the case; and (B) (i) 20% or more of either the voting power or the value of the capital stock of LaSalle Re is owned directly or indirectly through entities by U.S. persons insured or reinsured by LaSalle Re or by persons related to them and (ii) LaSalle Re has gross related person insurance income ("RPII") equal to 20% or more of its gross insurance income. Similar considerations will apply to U.S. persons who indirectly through their ownership of Common Shares or Series A Preferred Shares own shares of LaSalle Re Capital. RPII is income (investment income and premium income) from the direct or indirect insurance or reinsurance of (x) the risk of any U.S. person who owns Common Shares or Series A Preferred Shares (directly or indirectly through foreign entities) or (y) the risk of a person related to such a U.S. person. The Company currently anticipates that less than 20% of the gross insurance income of each of LaSalle Re and LaSalle Re Capital for any taxable year will constitute RPII. However, there can be no assurance that the IRS will not assert that 20% or more of LaSalle Re's or LaSalle Re Capital's gross income is RPII or that a taxpayer will be able to meet its burden of proving otherwise.

  Generally, a U.S. shareholder will realize capital gain or loss on the sale or exchange of Common Shares or Series A Preferred Shares. However, upon a U.S. shareholder's sale or exchange of Common Shares or Series A

Preferred Shares at a gain, the IRS could contend that an amount of such gain equal to the allocable untaxed earnings and profits of the Company or LaSalle Re will be taxed as a dividend. For individuals, this would mean taxation of such amount at the rates applicable to ordinary income rather than the lower rates applicable to long-term capital gain. See "Certain Tax Considerations-- Taxation of Shareholders--United States Taxation of U.S. and Non-U.S. Shareholders."

LIMITATIONS ON TRANSFER AND OWNERSHIP

  The Certificate of Designation provides that no person may acquire ownership of more than 9.9% of the outstanding Series A Preferred Shares, and that the Company shall repurchase any shares owned by a person in excess of such 9.9% limitation within 20 days of becoming aware of such excess ownership. The Board may exempt from the foregoing requirement any person who has provided evidence that such ownership will cause no adverse tax, legal or regulatory consequences to the Company, any of its subsidiaries or any of its shareholders. Under the Bye-Laws, any transfer of shares that results in any shareholder (other than an Investment Company) beneficially owning more than 5.0% of the outstanding capital stock of Holdings or any shareholder holding Controlled Shares in excess of 9.9% of the outstanding capital stock of Holdings, in each case without the Board's prior approval, shall not be registered in the share register of Holdings and shall be void and of no effect. The Bye-Laws also provide that if the Board in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to Holdings, any of its subsidiaries or any other shareholder, then Holdings will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent the Board determines it is necessary to avoid such adverse or potential adverse consequences. The price to be paid for such shares will be the fair market value of such shares. See "Description of Series A Preferred Shares-- Limitations on Transfer and Ownership."

LIMITED PRIOR PUBLIC MARKET

  The Company intends to make application to list the Series A Preferred Shares on the NYSE. There can be no assurance that the Series A Preferred Shares will be so listed or will continue to be listed; however, it is expected that the Series A Preferred Shares will commence trading on the NYSE within a 30-day period after the initial delivery of the Series A Preferred Shares. There can be no assurance that an active trading market for the Series A Preferred Shares will develop or continue upon completion of the Offering or that the market price of the Series A Preferred Shares will not decline below the price to public set forth on the cover page of this Prospectus. See "Underwriting."

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

  The Company is a Bermuda company and certain of its officers and directors are residents of various jurisdictions outside the United States. All or a substantial portion of the assets of the Company and such officers and directors, at any one time, are or may be located in jurisdictions outside the United States. Although the Company has appointed an agent in New York, New York to receive service of process with respect to actions against it arising out of violations of the United States federal securities laws in any federal or state court in the United States relating to the transactions covered by this Prospectus, it may be difficult for investors to effect service of process within the United States on directors and officers of the Company who reside outside the United States or to enforce against the Company or such directors and officers judgments of United States courts predicated upon civil liability provisions of the United States federal securities laws.

                                USE OF PROCEEDS

  The Company intends to use all of the net proceeds from the sale of the Series A Preferred Shares to repurchase Common Shares in accordance with the Company's capital management strategy. See "Business--Capital Management Strategy." Pending such repurchase, proceeds from the sale of the Series A Preferred Shares may be temporarily invested.

   RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

  For the purpose of computing the following ratios, (i) "earnings" consist of earnings from operations before minority interest plus fixed charges and (ii) "fixed charges" consist of annual agency fees, commitment fees and interest on any borrowed funds under the Company's credit facility. The pro forma ratios give effect to the issuance of the Series A Preferred Shares.

                                     THREE MONTHS  YEAR ENDED        PERIOD
                                        ENDED     SEPTEMBER 30, OCTOBER 26, 1993
                                     DECEMBER 31, ------------- TO SEPTEMBER 30,
                                         1996     1996  1995(1)     1994(1)
                                     ------------ ----- ------- ----------------
Ratio of earnings to fixed charges.     419.6     584.1    --          --
Pro forma ratio of earnings to
 fixed charges and preferred share
 dividends.........................      15.9      18.8    --          --

--------
(1) The Company incurred no fixed charges in the year ended September 30, 1995 and the period from October 26, 1993 to September 30, 1994.

                PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The net proceeds to the Company from the Offering are estimated to be approximately $72 million after deducting the underwriting discounts and commissions and estimated offering expenses. The Company intends to use all of the net proceeds of the Offering, together with excess capital of approximately $25 million, to repurchase Common Shares in the Tender Offer.

  In the Tender Offer, the Company may repurchase (i) Common Shares that are currently issued and outstanding, (ii) Common Shares issuable upon the exercise of options, (iii) Common Shares issuable upon the exchange of Exchangeable Non-Voting Shares and (iv) Common Shares issuable upon the exercise of options to purchase Exchangeable Non-Voting Shares and the exchange of the Exchangeable Non-Voting Shares so acquired. Any exchanges of Exchangeable Non-Voting Shares that are made in connection with the Tender Offer will reduce the minority interest in LaSalle Re.

  The following pro forma condensed consolidated balance sheet data, as of December 31, 1996, give effect to the Offering and the Tender Offer as if they had occurred as of such date. The following pro forma condensed consolidated income statement data for the three-month period ended December 31, 1996 and the year ended September 30, 1996 present consolidated operating results as if the Offering and the Tender Offer had occurred on the first day of the periods presented. All of the pro forma condensed consolidated financial data assume, for purposes of illustration only, that the price per Common Share at which shares are purchased in the Tender Offer will be $28.25, which was the closing price per Common Share on the Nasdaq National Market on March 21, 1997. Such pro forma condensed consolidated financial data do not give effect to any future repurchases other than the Tender Offer and do not purport to represent what the Company's financial position or results of operations actually would have been had the Offering and the Tender Offer in fact occurred on the dates indicated, or to project the Company's financial position or results of operations for any future date or period.

                          LASALLE RE HOLDINGS LIMITED

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1996
                                  (UNAUDITED)

                                          ACTUAL  ADJUSTMENTS          PRO FORMA
                                         -------- -----------          ---------
                                             (DOLLARS IN THOUSANDS)
ASSETS
  Cash and cash equivalents............. $ 48,819  $      0            $ 48,819
  Investments held as available for
   sale.................................  503,230   (25,000)(1)         478,230
  Accrued investment income.............   15,150         0              15,150
  Reinsurance balances receivable.......   45,845         0              45,845
  Deferred acquisition costs............    6,084         0               6,084
  Other assets..........................    1,714         0               1,714
                                         --------  --------            --------
    TOTAL ASSETS........................ $620,842  $(25,000)           $595,842
                                         ========  ========            ========
LIABILITIES
  Reserve for losses and loss expenses..   45,981         0              45,981
  Unearned premium reserve..............   45,008         0              45,008
  Dividend payable......................   11,728         0              11,728
  Other liabilities.....................   15,064         0              15,064
                                         --------  --------            --------
    TOTAL LIABILITIES...................  117,781         0             117,781
                                         --------  --------            --------
MINORITY INTEREST.......................  137,462   (31,751)(2)         105,711
                                         --------  --------            --------
SHAREHOLDERS' EQUITY
  Preferred stock.......................        0     3,000 (3)           3,000
  Common stock..........................   16,517    (2,300)(2)(4)       14,217
  Additional paid in capital............  254,645    34,150 (2)(3)(5)   288,795
  Unrealized gain on investments........      935        14 (2)             949
  Retained earnings.....................   93,502   (28,113)(2)(6)       65,389
                                         --------  --------            --------
    TOTAL SHAREHOLDERS' EQUITY..........  365,599     6,751             372,350
                                         --------  --------            --------
    TOTAL LIABILITIES, SHAREHOLDERS'
     EQUITY AND MINORITY INTEREST....... $620,842  $(25,000)           $595,842
                                         ========  ========            ========

                          LASALLE RE HOLDINGS LIMITED

               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                             ACTUAL   ADJUSTMENTS      PRO FORMA
                                           ---------- -----------      ----------
                                             (DOLLARS IN THOUSANDS, EXCEPT
                                             FOR SHARE AND PER SHARE DATA)
REVENUES
  Earned premiums......................... $   43,123                  $   43,123
  Net investment income...................      8,179 $     (369)(7)        7,810
                                           ---------- ----------       ----------
    Total revenue.........................     51,302       (369)          50,933
                                           ---------- ----------       ----------
EXPENSES
  Losses and loss expenses incurred.......     10,837                      10,837
  Underwriting and operational expenses...     11,512                      11,512
  Corporate expenses......................        839        575 (8)        1,414
  Interest expense........................         67                          67
                                           ---------- ----------       ----------
    Total expenses........................     23,255        575           23,830
                                           ---------- ----------       ----------
Net income before minority interest.......     28,047       (944)          27,103
Minority interest.........................      6,907       (792)(9)        6,115
                                           ---------- ----------       ----------
Net income after minority interest........     21,140       (152)          20,988
                                           ---------- ----------       ----------
Dividends on preferred stock..............          0      1,641 (10)       1,641
                                           ---------- ----------       ----------
Weighted average common shares............ 24,263,620 (3,456,195)(11)  20,807,425
                                           ========== ==========       ==========
Earnings per share........................      $1.16      $0.06 (12)       $1.22
                                           ========== ==========       ==========

                          LASALLE RE HOLDINGS LIMITED

               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                     FOR THE YEAR ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)

                                             ACTUAL   ADJUSTMENTS      PRO FORMA
                                           ---------- -----------      ----------
                                           (DOLLARS IN THOUSANDS, EXCEPT FOR
                                               SHARE AND PER SHARE DATA)
REVENUES
  Earned premiums......................... $  195,141                  $  195,141
  Net investment income...................     26,428 $   (1,350)(7)       25,078
                                           ---------- ----------       ----------
    Total revenue.........................    221,569     (1,350)         220,219
                                           ---------- ----------       ----------
EXPENSES
  Losses and loss expenses incurred.......     51,477                      51,477
  Underwriting and operational expenses...     39,508                      39,508
  Corporate expenses......................        911        575 (8)        1,486
  Interest expense........................        222                         222
                                           ---------- ----------       ----------
    Total expenses........................     92,118        575           92,693
                                           ---------- ----------       ----------
Net income before minority interest.......    129,451     (1,925)         127,526
Minority interest.........................     47,966    (14,520)(9)       33,446
                                           ---------- ----------       ----------
Net income after minority interest........     81,485     12,595           94,080
                                           ---------- ----------       ----------
Dividends on preferred stock..............          0      6,563 (10)       6,563
                                           ---------- ----------       ----------
Weighted average common shares............ 23,967,870 (3,456,195)(11)  20,511,675
                                           ========== ==========       ==========
Earnings per share........................ $     5.40 $     0.50 (12)  $     5.90
                                           ========== ==========       ==========

           NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

(1) Relates to the use of excess capital as partial funding for the Tender
    Offer.
(2) Relates to the reduction in minority interest due primarily to the Tender Offer. In addition, as part of the Tender Offer, it is assumed that certain Founding Shareholders will exchange some of their Exchangeable Non-Voting Shares for Common Shares. On that basis, the Tender Offer will reduce the minority interest in LaSalle Re, with the Company increasing its ownership of the outstanding stock of LaSalle Re from approximately 73% to approximately 74%. The Company has continually owned 100% of the outstanding voting stock of LaSalle Re.
(3) Relates to the Offering. Because the shares are issued with a par value of $1.00, the pro forma statements show $3,000,000 as preferred stock with the balance, net of underwriting discounts and commissions, credited to additional paid-in capital.
(4) Relates to the issue of Common Shares in connection with the exchange of Exchangeable Non-Voting Shares by certain Founding Shareholders and the repurchase of Common Shares in the Tender Offer.
(5) Relates to the elimination of the original additional paid-in capital on the Common Shares repurchased in the Tender Offer.
(6) Relates to the funding of the difference between the price paid for Common Shares repurchased in the Tender Offer and the original additional paid-in capital and par value on those Common Shares.
(7) Relates to the interest income foregone on the excess capital of approximately $25 million used as partial funding for the Tender Offer.
(8) Relates to an estimate of costs associated with the Offering and the Tender Offer.
(9) Relates to the change in minority interest due to the exchange of Exchangeable Non-Voting Shares for Common Shares. With respect to the fiscal year ended September 30, 1996, the minority interest has been further reduced by the exchange of certain Exchangeable Non-Voting Shares in connection with the Secondary Offering.
(10) Relates to the dividends payable on the Series A Preferred Shares calculated at a rate of 8.75%.
(11) Relates to the change in the weighted average number of Common Shares outstanding due to the repurchase of Common Shares in the Tender Offer.
(12) Relates to the change in the weighted average number of Common Shares outstanding due to the repurchase of Common Shares in the Tender Offer and the deduction of the dividends on Series A Preferred Shares from net income.

                                CAPITALIZATION

  The following table sets forth, as of December 31, 1996, (i) the actual capitalization of the Company; (ii) the pro forma capitalization of the Company after giving effect to the Offering; and (iii) the pro forma capitalization of the Company after giving effect to the Offering and the Tender Offer. The table should be read in conjunction with the Company's Consolidated Financial Statements and related notes appearing elsewhere or incorporated by reference in this Prospectus.

                                                                     AS FURTHER
                                                       AS ADJUSTED  ADJUSTED FOR
                                               ACTUAL  FOR OFFERING TENDER OFFER
                                              -------- ------------ ------------
                                                        (IN THOUSANDS)
      Minority interest(1)................... $137,462   $137,462     $105,711
                                              --------   --------     --------
      Shareholders' equity
        Common Share capital.................   16,517     16,517       14,217
        Series A Preferred Share capital.....        0      3,000        3,000
        Additional paid-in capital...........  254,645    324,282      288,795
        Retained earnings....................   93,502     93,502       65,389
        Net unrealized gain on investments...      935        935          949
                                              --------   --------     --------
          Total shareholders' equity.........  365,599    438,236      372,350
                                              --------   --------     --------
          Total capitalization............... $503,061   $575,698     $478,061
                                              ========   ========     ========

--------
(1) Minority interest represents those shares of LaSalle Re that are held as Exchangeable Non-Voting Shares. Following the Tender Offer, these shares will constitute approximately 26% of the capital stock of LaSalle Re. Exchangeable Non-Voting Shares are held by certain Founding Shareholders and are exchangeable, at the option of the holder, for Common Shares of Holdings on a one-for-one basis, unless the Board determines that such exchange may cause actual or potential adverse tax consequences to the Company or any shareholder. See "Certain Tax Considerations."

                                   BUSINESS

OVERVIEW

  The Company writes high severity, low frequency reinsurance on a worldwide basis through its subsidiary, LaSalle Re. The Company primarily writes property catastrophe reinsurance and also writes selected other lines of reinsurance when it believes that market conditions are favorable. These lines currently include property risk excess, property pro rata treaty, casualty clash, marine, crop hail, aviation and satellite. The Company believes that these other lines will constitute a growing portion of the Company's total portfolio of reinsurance business, helping to moderate the volatility of its property catastrophe reinsurance exposures.

  The Company has been successful in attaining a selective and geographically diverse portfolio of property catastrophe reinsurance risks. In the year ended September 30, 1996, 41.7% of the Company's net premiums written represented U.S.-based risks, 11.6% represented continental Europe-based risks, 8.6% represented U.K.-based risks and 36.2% represented risks located in a variety of other geographic zones elsewhere in the world. As a result of long-term relationships between the Company's management and certain clients and brokers, the Company has developed a strong base of regional business in discrete zones within the U.S. This business assists the Company in diversifying its U.S.-based risks and makes more efficient use of its capital by limiting multi-zone exposures. In the year ended September 30, 1996, this regional business represented a significant component of the Company's U.S.- based net premiums written.

  At December 31, 1996, the Company had Combined Equity of $503.1 million compared to $412.5 million at December 31, 1995. It achieved annualized returns on average Combined Equity of 29.2% and 26.6%, respectively, and combined ratios of 46.0% and 52.6%, respectively, for the years ended September 30, 1996 and 1995. In addition, its loss and loss expense ratios were 26.4% and 35.5% for the same periods. The Company wrote net premiums of $190.2 million and $201.9 million, respectively, for the years ended September 30, 1996 and 1995. During the three months ended December 31, 1996 and 1995, the Company wrote net premiums of $5.2 million and $12.6 million, respectively. There can be no assurance that the Company will achieve similar results in the future.

DEVELOPMENT OF THE BUSINESS

  In October 1993, the Founding Shareholders formed LaSalle Re in Bermuda to take advantage of the supply and demand imbalance that they believed existed in the property catastrophe reinsurance market. Affiliates of Aon and CNA provide certain underwriting, investment management and administrative services to the Company pursuant to service agreements.

  In September 1995, Holdings was incorporated in Bermuda as a holding company in connection with the Company's recapitalization and initial public offering. Holdings owns 100% of the outstanding voting stock of LaSalle Re and, since November 1995, Holdings has owned a majority of the outstanding capital stock of LaSalle Re. The remaining outstanding capital stock of LaSalle Re is held by certain Founding Shareholders in the form of Exchangeable Non-Voting Shares. Exchangeable Non-Voting Shares are exchangeable, at the option of the holder, on a one-for-one basis for Common Shares, unless the Company's Board determines that such exchange may cause actual or potential adverse tax consequences to the Company or any shareholder.

CAPITAL MANAGEMENT STRATEGY

  Since its inception, the Company has endeavored to provide liquidity to shareholders and to pursue a capital management strategy focused on balancing capital levels with aggregate exposures while seeking to achieve strong returns on shareholders' equity. Consistent with this strategy, in October 1996 the Company adopted a dividend policy pursuant to which it intended to distribute in each fiscal year 50% to 60% of its net income from the prior fiscal year, if any, on a quarterly basis. As part of its capital management strategy, the Company also announced its intention to repurchase up to $50 million of Common Shares in open market or privately negotiated transactions from time to time depending on market conditions and the Company's capital and liquidity requirements.

  The Company completed a secondary offering of 3,910,000 Common Shares in December 1996. The Secondary Offering increased the number of Common Shares owned by the public (i.e. persons not affiliated with the Founding Shareholders) from 4,312,500 to 8,222,500 and reduced the percentage of Common Shares owned by Founding Shareholders to approximately 50%. In addition, as a result of the exchange of certain Exchangeable Non-Voting Shares in connection with the Secondary Offering, the Company increased its ownership of the outstanding capital stock of LaSalle Re from 63% to 73%.

  In order to reduce its earnings volatility, protect its capital base and support its dividend policy, the Company purchased a multi-year excess of loss reinsurance program effective January 1, 1997. The program is event-based, providing up to $100 million of coverage in excess of the first $100 million of losses for the first loss occurrence and $100 million of coverage in excess of the first $150 million of losses for the second loss occurrence, with a $200 million aggregate coverage limit over a three-year period. The attachment point is triggered by losses incurred by the Company rather than industry losses. The reinsurance is provided by a company that holds a rating of "A+" (Superior) from A.M. Best and a claims-paying ability rating of "AA" from S&P.

  On February 27, 1997, the Board approved the Offering and, contingent on the completion of the Offering, voted to expand the Company's planned share repurchase program from the previously announced level of $50 million to a new level of $125 million of Common Shares. Accordingly, following completion of the Offering, the Company expects to make a public tender offer to repurchase approximately $100 million of Common Shares. At a future date, the Company also expects to repurchase up to $25 million of Common Shares through open market or privately negotiated transactions. The Board also confirmed the dividend policy pursuant to which the Company intends to distribute as dividends to holders of Common Shares and Exchangeable Non-Voting Shares in each fiscal year 50% to 60% of the amount by which its net income (before minority interest) from the prior fiscal year exceeds the amount of dividends payable on Series A Preferred Shares in the current fiscal year.

  The Company believes that its capital management strategy is consistent with its policy to actively manage its capital and its goal to increase shareholder value. Following consummation of the Repurchases, the Company believes that its cash, short-term investments and borrowing capacity, together with anticipated cash flows from operations, will be adequate for its needs in the foreseeable future. However, the Company's actual experience may differ from the expectations set forth in the preceding sentence, due to future events that might have the effect of reducing the Company's available cash balances (such as operating losses following catastrophes or other adverse events) or that might reduce or eliminate the availability of external financial resources. For a discussion of some of the factors that could cause the Company's actual experience to differ from expectations, investors should refer to the headings "Risk Factors" and "Note on Forward-Looking Statements." The Company's capital management strategy is subject to change at the discretion of the Board, as the Company's ability to implement its capital management strategy will depend on various factors, some of which are beyond its control.

OPERATING STRATEGIES

  The Company pursues the following operating strategies which, in conjunction with its capital management strategy, are intended to maximize return on shareholders' equity:

  Focus on Property Catastrophe Reinsurance. The Company concentrates on writing property catastrophe reinsurance of risks located throughout the world. For the years ended September 30, 1996 and 1995, the Company derived 86.5% and 88.4%, respectively, of its net premiums written from property catastrophe reinsurance. The high level of severity and frequency of property catastrophe losses from 1987 through 1992 precipitated a general increase in rates and attachment points in this line of reinsurance. Although rates have declined from their highs in 1993 and 1994, the Company believes that property catastrophe reinsurance can still be significantly profitable for a reinsurer, such as the Company, that has the financial strength, flexibility and responsiveness needed to attract quality business and the high level of technical underwriting judgment and skill necessary to price risks appropriately.

  Selectively Write Other Lines of Business. While property catastrophe reinsurance is the Company's primary focus, the Company also seeks to take advantage of pricing opportunities that may occur in other lines of reinsurance. These lines generally are characterized by a relatively short period between the collection of premium and the notification of loss. These lines currently include property risk excess and pro rata treaty insurance, which constituted 5.1% and 2.6% of the Company's net premiums written in the years ended September 30, 1996 and 1995, respectively. The Company also writes casualty clash, marine, crop hail, aviation and satellite reinsurance. For the years ended September 30, 1996 and 1995, these coverages represented 6.5% and 6.0%, respectively, of the Company's net premiums written. The Company believes that writing these types of reinsurance enhances the utilization of capital because these lines generally do not create additional aggregate exposure for the Company. In addition, the Company has formed LaSalle Re Capital to provide capital support to selected Lloyd's syndicates. During the quarter ended December 31, 1996, LaSalle Re Capital was accepted as a corporate member of Lloyd's, and since January 1, 1997 LaSalle Re Capital has participated in three Lloyd's syndicates. One of these syndicates writes direct and facultative property insurance, one writes marine insurance and reinsurance, and one writes professional indemnity and directors and officers' insurance and bankers blanket bond business. LaSalle Re Capital provides capital support to the syndicates through letters of credit.

  Utilize a Disciplined Underwriting Approach. Underwriting decisions are made following analysis of each reinsurance contract based on the expected incremental return on equity in relation to the Company's overall portfolio of reinsurance contracts. To assess its property catastrophe risks, the Company uses a variety of underwriting techniques, including simulation models, exposure ratings and experience ratings. The Company has developed its proprietary L-CAM(TM) catastrophe analysis model to assess its risks in the U.S. property catastrophe market. The Company controls and monitors its aggregate exposures on a real-time basis using computer-based rating and control systems. The Company is highly selective in accepting risks, extending coverage on approximately 29% and 24% of the contract submissions it received in the years ended September 30, 1996 and 1995, respectively.

  Maintain and Develop Long-Term Relationships with Clients and Brokers. The Company seeks to maintain and develop long-term relationships with its clients and brokers by providing a high level of service. The Company promptly responds to underwriting submissions, designs customized programs, offers lead terms when circumstances warrant and pays valid claims within an average of five days. The Company retains a substantial portion of its clients from year to year. Retention of clients permits the Company to use its experience regarding a client's underwriting practices and risk management systems to underwrite its own business with greater precision. In addition, the Company's relationships with brokers permit it to obtain business and monitor developments in various lines of reinsurance in order to increase its writings when market conditions in those lines are favorable.

INDUSTRY TRENDS

  The Company believes that an imbalance between the supply of and demand for property catastrophe reinsurance existed in 1993 and resulted in an increase in premiums from pre-1993 levels. As a result of the increased property catastrophe reinsurance capacity since 1993, the Company believes that supply and demand in the property catastrophe reinsurance market became more stable in 1994 and have remained relatively stable in succeeding years. The Company believes that property catastrophe reinsurance capacity has increased further since 1994. Based on the Company's marketing efforts, reinsurance contract submissions and publicly available information, the Company believes that property catastrophe rates generally remained at the substantially increased 1993 levels in 1994 and decreased somewhat in 1995 and further in 1996 from 1994 levels. In particular, rates have declined significantly in areas, such as Japan and Europe, where there has been favorable loss experience, while in the U.S. market, where the level of property catastrophe losses has generally been higher than in international markets in recent years, rates have decreased to a lesser degree. Notwithstanding these rate decreases, the Company believes that current rates generally exceed 1992 levels. If and while favorable loss experience continues and reinsurance capacity does not diminish, the Company expects further downward pressure on rates during 1997, which it expects will in turn put downward pressure on its premium levels. Based on the 1997 contract renewals that have occurred to date, the Company estimates that it has experienced overall rate decreases of approximately 15% compared to 1996. See "Risk Factors--Business Considerations."

  For a more complete description of the Company's business, reference is made to the documents of the Company incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference."

                   DESCRIPTION OF SERIES A PREFERRED SHARES

  The description of the terms and provisions of the Series A Preferred Shares in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Certificate of Designation and the Bye-Laws, which are incorporated by reference herein. Copies of the Certificate of Designation and the Bye-Laws are filed as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

  The authorized share capital of Holdings consists of 100,000,000 shares, including (i) Common Shares, of which 16,517,485 were outstanding as of March 21, 1997, and (ii) preferred shares, par value $1.00 per share. Pursuant to the Bye-Laws and Bermuda law, the Board by resolution may issue preferred shares in series without the approval of the shareholders of the Company. In connection with any such issuance, the Board may establish the number of preferred shares to be included in each series and may fix the designation, powers, preferences and rights of the preferred shares of each series, including but not limited to such matters as dividends, voting rights, redemption, conversion and liquidation rights. On February 27, 1997, the Board authorized the issuance of 3,000,000 Series A Preferred Shares in connection with the Offering.

  When issued and paid for pursuant to the Offering, the Series A Preferred Shares will be duly authorized, validly issued, fully paid and nonassessable. The holders of the Series A Preferred Shares will have no preemptive rights with respect to any shares of the capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series A Preferred Shares will not be subject to any sinking fund or other obligation of the Company to redeem or retire the Series A Preferred Shares. Unless redeemed by the Company, the Series A Preferred Shares will have a perpetual term, with no maturity.

  The transfer agent, registrar and dividend disbursing agent for the Series A Preferred Shares will be First Chicago Trust Company of New York.

DIVIDENDS

  Holders of the Series A Preferred Shares shall be entitled to receive, when, as and if declared by the Board, out of funds legally available for the payment of dividends, cumulative preferential cash dividends in an amount per share equal to 8.75% of the liquidation preference per annum (equivalent to $2.1875 per share). Such dividends shall begin to accrue and shall be cumulative from the date of original issuance and shall be payable quarterly, when, as and if declared by the Board, in arrears on the first day of March, June, September and December of each year or, if such date is not a business day, on the business day immediately before such date (each, a "Dividend Payment Date"). The first dividend, which will be payable on June 1, 1997, will represent the period from the original issue date until the Dividend Payment Date of June 1, 1997. The dividend for such partial dividend period and any other dividend payable on the Series A Preferred Shares for any other partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the Register of Members of the Company at the close of business on the applicable record date, which shall be on such date designated by the Board for the payment of dividends that is not more than 60 nor less than 30 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

  No dividends on Series A Preferred Shares shall be declared by the Board or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting apart for payment shall be restricted or prohibited by law. Notwithstanding the foregoing, dividends on the Series A Preferred Shares will accrue whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Holders of the Series A Preferred Shares will not be entitled to any dividends in excess of full cumulative dividends as described above. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Shares which may be in arrears.

  If there shall be any change in the law, regulation or official directive (whether or not having the force of law) or in the interpretation by any Bermuda Government authority or court of competent jurisdiction which imposes on the Company any condition with respect to the Series A Preferred Shares as a result of which any dividend payment is reduced, the Company shall give notice to the holders of Series A Preferred Shares of such event and all such reductions shall be borne in full by the holders of Series A Preferred Shares (but only to the extent permitted by law).

  If any Series A Preferred Shares are outstanding, no dividends or other distributions shall be declared or paid or set apart for payment on any class or series of Parity Shares for any period unless either (i) full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payments on the Series A Preferred Shares for all dividend periods terminating on or prior to the dividend payment date on such Parity Shares, or (ii) all dividends declared upon the Series A Preferred Shares and any class or series of Parity Shares are declared pro rata so that the amount of dividends declared per share on the Series A Preferred Shares and any class or series of Parity Shares shall in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the Series A Preferred Shares and such class or series of Parity Shares bear to each other.

  If any Series A Preferred Shares are outstanding, unless full cumulative dividends on the Series A Preferred Shares and any Parity Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than those paid in Common Shares or other capital shares ranking junior to the Series A Preferred Shares as to dividends and as to the distribution of assets upon any liquidation, dissolution or winding up (together with the Common Shares, "Fully Junior Shares")) shall be declared or paid or set apart for payment and no other distribution shall be declared or paid or set apart for payment upon the Common Shares or any other capital shares ranking junior to the Series A Preferred Shares as to dividends or as to the distribution of assets upon any liquidation, dissolution or winding up (together with the Common Shares, "Junior Shares"), nor shall any Common Shares or any other Junior Shares be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Shares made for purposes of an employee incentive or benefit plan of the Company or any subsidiary) for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any Common Shares or any other Junior Shares) by the Company (except by conversion into or exchange for Fully Junior Shares).

  Any dividend payment made on Series A Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to Series A Preferred Shares which remains payable.

LIQUIDATION RIGHTS

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any dividend payment or distribution shall be made or set apart for payment to the holders of any Common Shares or any other class or series of Junior Shares, the holders of Series A Preferred Shares shall be entitled to receive out of assets of the Company legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference ($25.00 per share), plus an amount equal to all dividends accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all classes or series of Parity Shares, then the holders of the Series A Preferred Shares and all such classes or series of Parity Shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of Series A Preferred Shares and all classes or series of Parity Shares, the remaining assets of the Company shall be distributed among the holders of Common Shares or any other classes or series of Junior Shares, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation, amalgamation or merger of the Company with or into any other entity, the sale, lease or conveyance of all or substantially all of the shares of capital stock or the property or business of the Company or a statutory share exchange shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

REDEMPTION

  Except under certain special circumstances as described below, the Series A Preferred Shares are not redeemable prior to March 27, 2007. On and after such date, the Company, at its option upon not less than 30 nor more than 90 days' written notice, may redeem the Series A Preferred Shares, in whole at any time or from time to time in part, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends, if any, thereon to the date fixed for redemption, without interest. Holders of Series A Preferred Shares to be redeemed shall surrender certificates for such Series A Preferred Shares at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender.

  If fewer than all of the outstanding Series A Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares), by lot or by any other method determined by the Company in its sole discretion to be equitable.

  Unless full cumulative dividends on all Series A Preferred Shares and all Parity Shares shall have been declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series A Preferred Shares or any Parity Shares shall be redeemed, purchased or otherwise acquired by the Company unless all outstanding Series A Preferred Shares and any Parity Shares are redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition by the Company of fewer than all of the outstanding Series A Preferred Shares or Parity Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Shares and Parity Shares or pursuant to a repurchase of Excess Preferred Shares as described below.

  At any time prior to March 27, 2007, if the Company shall have submitted to the holders of its Common Shares a proposal for amalgamation, consolidation, merger or statutory share exchange, or any proposal for any other matter that requires for its validation or effectuation an affirmative vote of the holders of the Series A Preferred Shares at the time outstanding, acting as a single class, the Company, at its option upon not less than 30 nor more than 90 days' written notice, may redeem all of the outstanding Series A Preferred Shares at a redemption price of $26.00 per share, plus accrued and unpaid dividends, if any, to the date of redemption.

  Notice of any redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of record of Series A Preferred Shares to be redeemed at the address shown in the Register of Members of the Company. Each notice shall state, as appropriate: (i) the redemption date; (ii) the number of Series A Preferred Shares to be redeemed;
(iii) the redemption price; (iv) the place or places where certificates for Series A Preferred Shares are to be surrendered for payment of the redemption price; and (v) that, where applicable, dividends on the Series A Preferred Shares to be redeemed will cease to accrue on such redemption date. If fewer than all Series A Preferred Shares are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Series A Preferred Shares to be redeemed from such holder. If notice of redemption of any Series A Preferred Shares has been given and if the funds necessary for such redemption have been set apart by the Company in trust for the benefit of the holders of Series A Preferred Shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on the Series A Preferred

Shares being redeemed, such Series A Preferred Shares shall no longer be deemed to be outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

  The holders of Series A Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to such Series A Preferred Shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Shares which have been called for redemption.

SPECIAL REPRESENTATION AND VOTING RIGHTS; RELATIONSHIP TO PREFERRED SHARES OF LASALLE RE

  Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of Series A Preferred Shares will have no voting rights.

  Whenever dividends payable on Series A Preferred Shares or any class or series of Parity Shares shall be in arrears (whether or not such dividends have been earned or declared) in an amount equivalent to dividends for six full dividend periods (whether or not consecutive), then, immediately upon the happening of such event, the holders of Series A Preferred Shares, together with the holders of shares of every other class or series of Parity Shares (all such other classes or series, the "Voting Preferred Shares"), voting as a single class regardless of class or series, shall have the right to elect two Special Representatives to the Board of the Company. The Special Representatives shall not be directors or officers of the Company but shall be entitled to receive notice of all Board meetings and to take part in such Board meetings, with the privilege of voice but not vote. In addition, at all times when the holders of the Series A Preferred Shares and the Voting Preferred Shares have the right to be represented by such Special Representatives at the Company Board level, the Company shall be obligated to cause, to the extent permitted under Bermuda law, the election of two additional directors to the LaSalle Re board (which currently includes thirteen members) who shall be designated by the Special Representatives (the "Subsidiary Voting Right"). The Subsidiary Voting Right will allow the holders of the Company's Series A Preferred Shares and the Voting Preferred Shares to have the right to exercise, in effect, voting rights through board members at the LaSalle Re board level under such circumstances. Whenever all arrearages in dividends on the Series A Preferred Shares and the Voting Preferred Shares then outstanding shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of holders of the Series A Preferred Shares and the Voting Preferred Shares to be represented by Special Representatives and the Subsidiary Voting Right shall cease (but subject always to the same provision for the vesting of such rights in the case of any future arrearages in an amount equivalent to dividends for six full dividend periods), and the positions of the Special Representatives and the additional directors elected at the LaSalle Re board level shall forthwith terminate.

  Contemporaneously with the issuance of the 3,000,000 Series A Preferred Shares by the Company pursuant to the Offering, LaSalle Re will issue an equivalent number of its own Series A Preferred Shares, par value $1.00 per share ("the Subsidiary Preferred Shares"). All of the Subsidiary Preferred Shares will be owned by the Company. The Subsidiary Preferred Shares will have identical dividend rights and liquidation rights to the Series A Preferred Shares, but will be redeemable at any time at the option of LaSalle Re, provided that the Company shall make alternative arrangements to provide a means for it to continue to have adequate resources to meet its dividend obligations to the holders of its Series A Preferred Shares.

  Whenever dividends payable on Subsidiary Preferred Shares or shares ranking on a parity with such shares shall be in arrears (whether or not such dividends have been earned or declared) in an amount equivalent to dividends for six full dividend periods (whether or not consecutive), then, immediately upon the happening of such event, the Company as holder of the Subsidiary Preferred Shares (along with the holders of any parity shares) shall acquire the right (the "Subsidiary Preferred Voting Right") to elect two additional members of the board of directors of LaSalle Re. The Subsidiary Preferred Voting Right shall correlate to the Subsidiary

Voting Right described above such that there shall be no more than a total of two additional directors elected to the board of LaSalle Re at any time pursuant to such rights. The Company shall be obligated under such circumstances to exercise the Subsidiary Preferred Voting Right for the election of such additional directors in such manner as the Special Representatives elected at the Company Board level as described above shall direct. The Subsidiary Preferred Voting Right will allow the holders of the Company's Series A Preferred Shares and the Voting Preferred Shares to have the right to exercise, in effect, voting rights through board members at the LaSalle Re board level under such circumstances. Whenever all arrearages in dividends on the Subsidiary Preferred Shares and any parity shares shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the Subsidiary Preferred Voting Right shall cease (but subject always to the same provision for the vesting of such rights in the case of any future arrearages in an amount equivalent to dividends for six full dividend periods), and the terms of office of all persons elected pursuant to the Subsidiary Preferred Voting Right as additional members of the board of directors of LaSalle Re shall forthwith terminate.

  As to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company, the Subsidiary Preferred Shares shall rank junior to the preferred stock of LaSalle Re authorized in connection with the Company's credit facility but currently unissued.

  So long as any Series A Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by the Bye-Laws, the affirmative vote of the holders of at least 75% of the Series A Preferred Shares at the time outstanding, acting as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating (i) any amendment, alteration or repeal of any of the provisions of the Company's Memorandum of Association, Bye-Laws or the Certificate of Designation that would vary the rights, preferences or voting powers of the holders of the Series A Preferred Shares; (ii) any amalgamation, consolidation, merger or statutory share exchange that affects the Series A Preferred Shares, unless in each such case each Series A Preferred Share shall remain outstanding with no variation in its rights, preferences or voting powers or shall be converted into or exchanged for preferred shares of the surviving entity having rights, preferences and voting powers identical to that of a Series A Preferred Share;
(iii) the authorization, creation or any increase in the authorized amount of, any shares of any class or series or any security convertible into shares of any class or series ranking prior to the Series A Preferred Shares in the payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) any other transaction or action which would amount to a variation of the rights, preferences or voting powers of the holders of the Series A Preferred Shares. However, no such vote of the holders of Series A Preferred Shares is required if, prior to the time when any of the foregoing actions is to take effect, all Series A Preferred Shares at the time outstanding shall have been redeemed. See "--Redemption." The Company may also create and issue additional classes or series of Parity Shares and Fully Junior Shares without the consent of any holder of Series A Preferred Shares. The holders of Series A Preferred Shares are not entitled to vote on any sale of all or substantially all of the assets of the Company.

CONVERSION

  The Series A Preferred Shares are not convertible into or exchangeable for any other securities of the Company.

LIMITATIONS ON TRANSFER AND OWNERSHIP

  The Certificate of Designation provides that no person may acquire ownership of more than 9.9% of the outstanding Series A Preferred Shares. Any Series A Preferred Shares owned by a person in excess of such 9.9% shall be deemed "Excess Preferred Shares." Within 10 days of becoming aware of the existence of Excess Preferred Shares (whether by notice on Schedule 13D or otherwise), the Company shall initiate the repurchase of any and all Excess Preferred Shares by giving notice of repurchase to the holder or holders thereof. The repurchase shall be completed on a closing date not more than 10 days after the date on which the Company mails the repurchase notice. The Company will be entitled to assign its repurchase right to a third party or parties, who may be other shareholders of the Company, with the consent of any such assignee. The repurchase price of each Excess Preferred Share called for repurchase shall be the average daily per share closing price of the Series A Preferred Shares, if the Series A Preferred Shares are listed on a national securities exchange or are reported on the Nasdaq National Market System, and if the Series A Preferred Shares are not so listed or reported, shall be the mean between the average per share closing bid prices and the average per share closing asked prices of the Series A Preferred Shares, in each case during the 30-day period ending on the business day prior to the mailing date of the repurchase notice, or if there have been no sales on a national securities exchange or the Nasdaq National Market System and no published bid quotations and no published asked quotations with respect to Series A Preferred Shares during such 30-day period, the repurchase price shall be the price determined by the Board in good faith. The foregoing limitation on ownership shall not apply to the acquisition of Series A Preferred Shares by an underwriter in a public offering of Series A Preferred Shares and shall not apply to the ownership of Series A Preferred Shares by a managing underwriter in the initial public offering of Series A Preferred Shares. The Board, in its sole and absolute discretion, may exempt from the 9.9% ownership limitation certain designated Series A Preferred Shares owned by a person who has provided the Board with evidence and assurances acceptable to the Board that ownership of such shares will cause no adverse tax, legal or regulatory consequences to the Company, any of its subsidiaries or any of its shareholders.

  Under the Bye-Laws, any transfer of Series A Preferred Shares that results in a shareholder (other than an Investment Company) beneficially owning more than 5.0% of the outstanding capital stock of Holdings or any shareholder holding Controlled Shares in excess of 9.9% of the outstanding capital stock of Holdings, in each case without the Board's prior approval, shall not be registered in the share register of Holdings and shall be void and of no effect. The Bye-Laws also provide that if the Board in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to Holdings, any of its subsidiaries or any other shareholder, then Holdings will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent the Board determines it is necessary to avoid such adverse or potential adverse consequences. The price to be paid for such shares will be the fair market value of such shares.

DIFFERENCES IN CORPORATE LAW

  The Companies Act 1981 of Bermuda (the "Act") differs in certain material respects from laws generally applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Act (including modifications adopted pursuant to the Bye-
Laws) applicable to the Company, which differ in certain respects from provisions of Delaware corporate law. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to the Company and its shareholders.

  Interested Directors. The Bye-Laws provide that any transaction entered into by the Company in which a director has an interest is not voidable by the Company nor can such director be liable to the Company for any profit realized pursuant to such transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors or in writing to the directors. Under Delaware law, such transaction would not be voidable if (i) the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for any transaction for which such director derived an improper personal benefit.

  Mergers and Similar Arrangements. The Company may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda and carry on such business when it is within the objects of its Memorandum of Association. The Company may also amalgamate with another Bermuda company or with a body incorporated outside Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder's shares if such shareholder is not satisfied that fair value has been paid for such shares. The court ordinarily would not set aside the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, with certain exceptions, any merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair market value of the shares held by such stockholder (as determined by a court or by agreement of the corporation and the stockholder) in lieu of the consideration such stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (i) in exchange for the assets of the business to be acquired, (ii) in exchange for the outstanding stock of the corporation to be acquired or (iii) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation.

  Takeovers. Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any 90% or more owned subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

  Shareholder's Suit. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the Company to remedy a wrong done to the Company where the act complained of is alleged to be beyond the corporate power of the Company or is illegal or would result in the violation of its Memorandum of Association or the Bye-Laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of the Company's shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

  Indemnification of Directors. The Company may indemnify its directors or officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the Company other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may adopt a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for breaches of the director's duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, for improper payment of dividends or for any transaction from which the director derived an improper personal benefit. Delaware law has provisions and limitations similar to Bermuda regarding indemnification by a corporation of its directors or officers, except that under Delaware law the statutory rights to indemnification may not be as limited.

  Inspection of Corporate Records. Members of the general public have the right to inspect the public documents of the Company available at the office of the Registrar of Companies in Bermuda, which will include the Memorandum of Association (including its objects and powers) and any alteration to the Memorandum of Association and documents relating to any increase or reduction of authorized capital. The shareholders have the additional right to inspect the Bye-Laws, minutes of general meetings and audited financial statements of the Company, which must be presented to the annual general meeting of shareholders. The register of shareholders of the Company is also open to inspection by shareholders without charge, and to members of the public for a fee. The Company is required to maintain its share register in Bermuda but may establish a branch register outside Bermuda. The Company is required to keep at its registered office a register of its directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation's shareholder list and its other books and records for any purpose reasonably related to such person's interest as a shareholder. Delaware law does not permit inspection by the public of the register of shareholders.

                          CERTAIN TAX CONSIDERATIONS

  The following summary of taxation of Holdings, LaSalle Re, LaSalle Re Services and LaSalle Re Capital and the taxation of shareholders of the Company is based upon current law. The following discussion is a summary of the principal Bermuda, United Kingdom and U.S. federal income tax consequences of the ownership and disposition of Holdings' Series A Preferred Shares. The summary does not purport to be a complete analysis of all of the tax considerations that may be applicable to a decision to acquire Series A Preferred Shares of Holdings and, unless explicitly noted to the contrary, deals only with investors who are U.S. Persons (as defined below) who will hold the Series A Preferred Shares as "capital assets" within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"); provided, however, that except as explicitly provided below, the summary does not apply to a U.S. 10% shareholder (as defined below) of Holdings or LaSalle Re. The tax treatment of any particular shareholder may vary depending on such shareholder's particular tax situation or status. Consequently, each prospective shareholder is urged to consult his or its own tax advisors as to the particular tax consequences of the Offering to such shareholder, including the effect and applicability of federal, state, local and foreign income and other tax laws. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

  As used herein, the term "U.S. Person" means a citizen or resident of the United States; a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; an estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source; or a "United States Trust." A United States Trust is (a) for taxable years beginning after December 31, 1996, or if the trustee of a trust elects to apply the following definition to an earlier taxable year, any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. trustees have the authority to control all substantial decisions of the trust, and (b) for all other taxable years, any trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. A U.S. Person who holds Common Shares, Series A Preferred Shares or shares of LaSalle Re as "capital assets" within the meaning of section 1221 of the Code will be referred to herein as a "U.S. Holder."

  Statements made below as to Bermuda tax law are based on the opinion of Conyers Dill & Pearman, Bermuda counsel to the Company as to such tax laws (subject to the qualifications and assumptions set forth in such opinion). Statements below as to the United Kingdom tax law are based on the opinion of Clyde & Co., U.K. counsel to the Company as to such tax laws (subject to the qualifications and assumptions set forth in such opinion). Statements made below as to United States federal income tax law are based upon the opinion of Mayer, Brown & Platt, United States counsel to the Company as to such tax laws (subject to the qualifications and assumptions set forth in such statements). The statements as to the Company's beliefs and conclusions as to the application of such tax laws to the Company represent the views of the Company's management as to the application of such laws and do not represent legal opinions of the Company or its counsel.

TAXATION OF THE COMPANY AND ITS SUBSIDIARIES

 Bermuda

  Under current Bermuda law, there is no income tax or capital gains tax payable by Holdings, LaSalle Re or LaSalle Re Capital. Holdings, LaSalle Re and LaSalle Re Capital have received from the Bermuda Minister of Finance an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to Holdings, to LaSalle Re, to LaSalle Re Capital, or to any of their operations or their shares, debentures or other obligations, until March 28, 2016. This assurance is subject to the proviso that it is not construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda (Holdings, LaSalle Re and LaSalle Re Capital are not so currently affected) or to prevent the application of any tax payable in accordance with the provisions of The Land Tax Act 1967 of Bermuda or otherwise payable in relation to any property leased to Holdings, LaSalle Re and LaSalle Re Capital. Holdings, LaSalle Re and LaSalle Re Capital, under current rates, each pay annual Bermuda government fees of $15,000, $15,000 and $1,680, respectively, and each of LaSalle Re and LaSalle Re Capital currently pays annual insurance fees of $1,155. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax to the Bermuda government.

 United Kingdom

  LaSalle Re Services is subject to tax in the United Kingdom on its income and is also required to charge and account to the U.K. Inland Revenue for value added tax on chargeable supplies of services. However, the Company believes that the taxable income of LaSalle Re Services will be modest, and that its tax liability is and will continue to be small. LaSalle Re Capital is a corporate member of Lloyd's and is subject to U.K. corporation tax on any profits and gains, net of deductible expenditure, deriving from its participation in any Lloyd's syndicates. The Company believes that the activities of LaSalle Re Services and LaSalle Re Capital will not cause LaSalle Re or Holdings to be subject to United Kingdom tax on any portion of their net income.

 United States

  In general, under current U.S. tax rules and regulations, a foreign corporation is subject to U.S. federal income tax on its taxable income that is treated as effectively connected to its conduct of a trade or business within the U.S. and to the U.S. branch profits tax on its effectively connected earnings and profits (with certain adjustments) deemed repatriated out of the United States. However, pursuant to most U.S. income tax treaties, a foreign corporation is subject to the U.S. federal income tax on its business profits only if it is engaged in the conduct of a trade or business in the U.S. through a permanent establishment located therein. The U.S. has entered into a treaty with Bermuda relating to the taxation of insurance enterprises (the "Bermuda Treaty"). Pursuant to the Bermuda Treaty business profits earned by an insurance company that is a resident of Bermuda may be taxed in the United States only if such profits are attributable to the conduct of a trade or business carried on through a permanent establishment in the United States. However, an insurance enterprise resident in Bermuda will be entitled to the benefits of the Bermuda Treaty only if (i) 50% or more of its equity is beneficially owned, directly or indirectly, by Bermuda residents or U.S. citizens or residents and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities to, persons who are not Bermuda residents or U.S. citizens or residents (the "Bermuda Treaty Benefits Test"). For purposes of the Bermuda Treaty, a permanent establishment generally is defined to include a branch, office or other fixed place of business through which the business of the enterprise is carried on, or an agent (other than an agent of independent status acting in the ordinary course of its business) that has, and habitually exercises in the U.S., authority to conclude contracts in the name of the corporation.

  It is the opinion of the Company's United States counsel that, based on representations made by Holdings and LaSalle Re regarding their activities with respect to the United States, Holdings and LaSalle Re should not be subject to U.S. federal net income tax imposed on their business income. It is anticipated that Holdings and

LaSalle Re will operate in the future so as not to be engaged in the conduct of a trade or business in the U.S. However, as there are no definitive standards provided by the Code, regulations or court decisions as to those activities that constitute being engaged in the conduct of a trade or business within the United States, and as the determination is essentially factual in nature, there can be no assurance that the IRS will not contend successfully that Holdings and/or LaSalle Re is engaged in a trade or business in the United States. If Holdings and/or LaSalle Re were deemed to be so engaged, that entity would be subject to U.S. income tax, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the entity is entitled to relief under the permanent establishment provision of the Bermuda Treaty, as discussed below.

  It is uncertain whether LaSalle Re will be entitled to relief under the permanent establishment provisions of the Bermuda Treaty upon completion of the Offering or at any time thereafter as it cannot be predicted whether LaSalle Re would satisfy the Bermuda Treaty Benefits Test. No regulations interpreting the Bermuda Treaty have been issued. However, as stated above, while there can be no assurances, the Company believes that LaSalle Re will not be engaged in the conduct of a U.S. trade or business and, in any event, the Company does not believe that LaSalle Re will have a permanent establishment in the United States.

  If Holdings or LaSalle Re is subject to U.S. federal income tax, that entity would be taxed at regular corporate rates on all of its income that is effectively connected with the conduct of its U.S. business (or, in the case of LaSalle Re, all of its income attributable to its U.S. permanent establishment if LaSalle Re is entitled to the benefits of the Bermuda Treaty). In addition, the Company or LaSalle Re would be subject to the branch profits tax. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a domestic corporation, except that a foreign corporation can anticipate an allowance of deductions and credits only if it files a United States income tax return. Penalties may be assessed for failure to file tax returns. Holdings and LaSalle Re intend to file protective U.S. income tax returns on a timely basis in order to preserve their right to claim tax deductions and credits if either company subsequently is determined to be subject to U.S. tax on a net basis. The highest marginal federal income tax rates currently are 35% for a corporation's effectively connected income and 30% for the "branch profits" tax. If LaSalle Re were deemed to be engaged in business in the United States but did not have a permanent establishment in the United States within the meaning of the Bermuda Treaty and LaSalle Re qualified for Bermuda Treaty benefits, there is an argument that premium income of LaSalle Re would be exempt from U.S. tax but that its investment income effectively connected with its U.S. business would be subject to U.S. tax on a net basis, and that the branch profits tax may be applicable to that investment income.

  LaSalle Re Capital is a corporate member of Lloyd's. Pursuant to a Closing Agreement between Lloyd's and the IRS, LaSalle Re Capital will be treated as engaged in business in the U.S. and is subject to U.S. corporate income tax on its net income from U.S. sources.

  Foreign corporations not engaged in a trade or business in the United States, as well as foreign corporations engaged in the conduct of a U.S. trade or business but only with respect to their income that is not effectively connected with such trade or business, are nonetheless subject to U.S. income tax on certain "fixed or determinable annual or periodical gains, profits and income" (such as dividends and certain interest on investments) derived from sources within the United States. Such tax generally is imposed at a rate of 30% on the gross income subject to the tax, but the rate may be reduced by applicable treaties, and the tax is eliminated with respect to certain types of U.S. source income, such as portfolio interest.

  The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rates of tax applicable to premiums paid to LaSalle Re are 4% for casualty insurance premiums and 1% for reinsurance premiums.

  The Treasury Department has recently announced proposals that would significantly affect the taxation of companies that enter into insurance or reinsurance contracts with certain affiliated companies. These proposals, if enacted into law, might significantly affect the taxation of the Company. However, these proposals have not been introduced in Congress as legislation and it is impossible to predict whether, or in what form, such legislation will be enacted and the effect, if any, of legislation that might be enacted on the taxation of the Company.

TAXATION OF SHAREHOLDERS

 Bermuda Taxation

  Currently, there is no Bermuda withholding tax on dividends paid by the Company.

 United States Taxation of U.S. and Non-U.S. Shareholders

  Taxation of Dividends. Subject to the discussion below relating to the potential application of the "controlled foreign corporation" and "passive foreign investment company" rules, cash distributions made with respect to Series A Preferred Shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Holdings. U.S. Holders generally will be subject to U.S. federal income tax on the receipt of such dividends. Generally, such dividends will not be eligible for the dividends received deduction. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S. Holder's basis to the extent thereof, and then as gain from the sale of a capital asset.

  Possible Classification of the Company as a Controlled Foreign Corporation. Under section 951(a) of the Code, each "U.S. 10% shareholder" (as defined below) that, on the last day of the foreign corporation's taxable year, owns, directly or indirectly through a foreign entity, shares of a foreign corporation that is a "controlled foreign corporation" ("CFC") for an uninterrupted period of 30 days or more during any taxable year must include in its gross income for United States federal income tax purposes its pro rata share of the CFC's "subpart F income" for such year, even if the subpart F income is not distributed. In addition, the U.S. 10% shareholders of a CFC may be deemed to receive taxable distributions to the extent the CFC increases the amount of its earnings that are invested in certain specified types of U.S. property. All of Holdings', LaSalle Re's, and LaSalle Re Capital's income is expected to be subpart F income, except to the extent that LaSalle Re Capital's income qualifies for an exception from the subpart F rules as described below. "Subpart F income" includes, inter alia, (i) "foreign personal holding company income," such as interest, dividends, and other types of passive investment income and (ii) "insurance income," which is defined to include any income (including underwriting and investment income) that is attributable to the issuing (or reinsuring) of any insurance or annuity contract in connection with property in, liability arising out of activity in, or in connection with the lives or health of residents of, a country other than the country under the laws of which the CFC is created or organized, and which (subject to certain modifications) would be taxed under the insurance company provisions of the Code if such income were the income of a domestic insurance company ("Subpart F Insurance Income"). However, Subpart F income does not include (i) any income from sources within the U.S. which is effectively connected with the conduct of a trade or business within the U.S. and not exempted or subject to a reduced rate of tax by applicable treaty and
(ii) certain income subject to high foreign taxes.

  Under Code section 951(b), any U.S. Person who owns, directly or indirectly through foreign entities, or is considered to own (by application of the rules of constructive ownership set forth in Code section 958(b), generally applying to family members, partnerships, estates, trusts or 10% controlled corporations) 10% or more of the total combined voting power of all classes of stock of a foreign corporation will be considered to be a "U.S. 10% shareholder." In general, a foreign corporation is treated as a CFC only if its U.S. 10% shareholders collectively own more than 50% of the total combined voting power or total value of the corporation's stock on any day (the "50% Test"). However, for purposes only of taking into account Subpart F Insurance Income, a foreign corporation will be treated as a CFC if (i) more than 25% of the total combined voting power or total value of its stock is owned by U.S. 10% shareholders and (ii) the gross amount of premiums or other consideration in respect of risks outside its country of incorporation exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks (the "25% Test"). It is anticipated for both LaSalle Re and LaSalle Re Capital that the gross premiums of each corporation in respect of Subpart F Insurance Income will exceed 75% of each such corporation's gross premiums in respect of all risks so that the 25% Test, rather than the 50% Test, will be applicable with respect to the Subpart F Insurance Income of both LaSalle Re and LaSalle Re Capital.

  In determining the U.S. 10% shareholders of LaSalle Re and LaSalle Re Capital, capital stock of LaSalle Re and LaSalle Re Capital that is held indirectly by U.S. persons through Holdings or any other non-U.S. entity is treated as held by United States persons. A holder of Series A Preferred Shares will be treated as owning indirectly a proportion of the capital stock of LaSalle Re and LaSalle Re Capital corresponding to the ratio that the Series A Preferred Shares owned by such person bears to the value of all the capital stock of Holdings. The Certificate of Designation provides that no person may acquire ownership of more than 9.9% of the outstanding Series A Preferred Shares, and that the Company shall repurchase any shares owned by a person in excess of such 9.9% within 20 days of becoming aware of such excess ownership. The Board may exempt from the foregoing requirement any person who has provided evidence that such ownership will cause no adverse tax, legal or regulatory consequences to the Company, any of its subsidiaries or any of its shareholders. In addition, the Bye-Laws require prior Board approval for any transfer of shares that results in any shareholder (other than an Investment Company) beneficially owning more than 5.0% of the outstanding capital stock of Holdings or any shareholder holding actually, indirectly through foreign entities or constructively more than 9.9% of the outstanding capital stock of Holdings. The Bye-Laws also provide that if the Board in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to Holdings, any of its subsidiaries or any other shareholder, then Holdings will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent the Board determines it is necessary to avoid such adverse or potential adverse consequences. The price to be paid for such shares will be the fair market value of such shares. See "Description of Series A Preferred Shares--Limitations on Transfer and Ownership." Because of the foregoing provisions, the Company believes that neither Holdings, LaSalle Re nor LaSalle Re Capital is a CFC under the general rules described above. However, there can be no assurance that Holdings, LaSalle Re or LaSalle Re Capital will not at some time become a CFC. Each prospective investor should consult its own tax advisor to determine whether its ownership interest in Holdings would cause it to become a U.S. 10% shareholder of Holdings, LaSalle Re, LaSalle Re Capital or of any subsidiary which may be created by Holdings or LaSalle Re and to determine the impact of such a classification of such investor.

  RPII Companies. A different definition of "controlled foreign corporation" is applicable in the case of a foreign corporation which earns related person insurance income ("RPII"). RPII is defined in Code section 953(c)(2) as any "insurance income" (as defined above) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "RPII shareholder" (as defined below) of the foreign corporation or a "related person" to such a shareholder. For purposes only of taking into account RPII, and subject to the exceptions described below, LaSalle Re or LaSalle Re Capital will be treated as a CFC if its "RPII shareholders" collectively own, directly, indirectly, or by attribution under Code Section 958(b), 25% or more of the total combined voting power or value of such corporation's stock on any day during a taxable year. If LaSalle Re or LaSalle Re Capital is a CFC for an uninterrupted period of at least 30 days during any taxable year under the special RPII rules, a U.S. Person who owns, directly or indirectly through foreign entities, shares of LaSalle Re or LaSalle Re Capital on the last day of any such taxable year must include in its gross income for United States Federal income tax purposes its allocable share of RPII income of such corporation for the entire taxable year, subject to certain modifications. For purposes of inclusion of LaSalle Re's or LaSalle Re Capital's RPII in the income of U.S. Persons who own Series A Preferred Shares or shares of LaSalle Re, unless an exception applies, the term "RPII shareholder" includes all U.S. Persons who own, directly or indirectly through foreign entities, any amount (rather than 10% or more) of the Series A Preferred Shares or shares of LaSalle Re or LaSalle Re Capital. Generally, the term "related person" for purposes of the RPII rules means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying constructive ownership principles similar to the rules of section 958 of the Code.

  RPII Exceptions. The special RPII rules do not apply if direct and indirect insureds and persons related to such insureds, whether or not U.S. Persons, are treated at all times during the taxable year as owning, directly or indirectly through foreign entities, less than 20% of the voting power and less than 20% of the value of the stock of LaSalle Re and LaSalle Re Capital (the "RPII 20% Ownership Exception"), or the RPII of each of LaSalle Re Capital, determined on a gross basis, is less than 20% of such corporation's gross insurance income for such taxable year (the "RPII 20% Gross Income Exception"), or if certain other exceptions apply. Where no exception applies, each RPII shareholder of LaSalle Re and LaSalle Re Capital on the last day of such corporation's taxable year will be required to include in its gross income for United States federal income tax purposes its share of the RPII for the entire taxable year, determined as if all such RPII were distributed proportionately only to such RPII shareholders at that date, but limited by such corporation's current-year earnings and profits and reduced by the RPII shareholder's share, if any, of prior-year deficits in earnings and profits.

  LaSalle Re reinsures, and expects to continue reinsuring, the risks of an insurance company that is related to CNA, a RPII shareholder of LaSalle Re, and thus expects to generate RPII. In addition, LaSalle Re may be considered to reinsure directly or indirectly the risks of other RPII shareholders of LaSalle Re or parties related thereto, thus generating RPII. LaSalle Re has in the past and intends in the future to monitor the reinsurance of related persons to limit the gross RPII from such reinsurance to less than 20% of LaSalle Re's gross insurance income. For LaSalle Re's most recent taxable year ended September 30, 1996, the Company believes gross RPII of LaSalle Re was less than 20% of LaSalle Re's gross insurance income for the year and, although no assurances can be given, the Company will endeavor to take such steps as it determines to be reasonable to cause LaSalle Re's gross RPII to remain below such level. The Company believes gross RPII of LaSalle Re Capital will be less than 20% of LaSalle Re Capital's gross insurance income for each taxable year and will endeavor to take such steps as it determines to be reasonable to cause LaSalle Re Capital's gross RPII to remain below such level.

  Computation of RPII. In order to determine how much RPII LaSalle Re and LaSalle Re Capital have earned in each taxable year, the Company intends to obtain and rely upon information from its insureds to determine whether any of the insureds or persons related to such insureds own shares of Holdings or LaSalle Re and are U.S. Persons. The Company may not be able to determine whether any of the underlying insureds of the insurance companies to which LaSalle Re and LaSalle Re Capital provide reinsurance are RPII shareholders or related persons to such shareholders. Consequently, Holdings may not be able to determine accurately the gross amount of RPII earned by LaSalle Re and LaSalle Re Capital in a given taxable year. LaSalle Re and LaSalle Re Capital will take reasonable steps to secure such additional information relevant to determine the amount of each corporation's insurance income that is RPII as they believe advisable, but there can be no assurance that such information will be sufficient to enable LaSalle Re and LaSalle Re Capital to establish clearly such amount. For any year in which the Company has determined that gross RPII is 20% or more of LaSalle Re's or LaSalle Re Capital's gross insurance income, the Company may also seek information from its shareholders as to whether direct or indirect owners of Series A Preferred Shares or shares of LaSalle Re at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons. In any such year, the Company will inform all shareholders of RPII per share and RPII shareholders are obligated to file a return reporting such amounts. To the extent the Company is unable to determine whether a direct or indirect owner of shares is a U.S. Person the Company may assume that such owner is not a U.S. Person for the purpose of allocating RPII, thereby increasing the per share RPII amount for all RPII shareholders.

  Apportionment of RPII to RPII Shareholders. The amount of RPII includible in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses. Every U.S. Person who owns, directly or indirectly through foreign entities, Series A Preferred Shares, Common Shares or shares of LaSalle Re on the last day of any taxable year of LaSalle Re or LaSalle Re Capital in which LaSalle Re or LaSalle Re Capital does not meet either the RPII 20% Ownership Exception or the RPII 20% Gross Income Exception should expect that for such year it will be required to include in gross income its share of such corporation's RPII for the entire year, whether or not distributed, even though it may not have owned the shares for the entire year. A U.S. Person who owns Series A Preferred Shares, Common Shares or shares of LaSalle Re during such taxable year but not on the last day of the taxable year, which would normally be September 30, is not required to include in gross income any part of LaSalle Re's or LaSalle Re Capital's RPII. The aggregate amount of RPII allocable to U.S. Holders of Series A

Preferred Shares who are required to include RPII of LaSalle Re or LaSalle Re Capital in income for a given taxable year normally is the amount of RPII which bears the same ratio to the total RPII of such corporation for that taxable year as the amount of earnings and profits which would be distributed indirectly through Holdings with respect to the Series A Preferred Shares if all earnings and profits of such corporation were distributed on the last day of that taxable year bears to the total earnings and profits of such corporation for that taxable year which would be distributed with respect to all shares of such corporation owned, directly or indirectly through Holdings, by U.S. Holders. If LaSalle Re or LaSalle Re Capital has RPII and Holdings makes a distribution of such RPII to a U.S. Holder with respect to the Series A Preferred Shares, such dividends will not be taxable to the extent of any RPII that has been included in the gross income of such holders for the taxable year in which the distribution was paid or for any prior year.

  Basis Adjustments. A RPII shareholder's tax basis in its Series A Preferred Shares, Common Shares or shares of LaSalle Re will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder's tax basis in its Series A Preferred Shares, Common Shares or shares of LaSalle Re will be reduced by the amount of such distributions that are excluded from income. In general, a RPII shareholder will not be able to exclude from income distributions with respect to RPII that a prior shareholder included in income.

  Information Reporting. Every U.S. Person who "controls" a foreign corporation by owning directly or by attribution more than 50% of the total combined voting power of all classes of stock entitled to vote, or more than 50% of the total value of shares of all classes of stock, of such corporation, for an uninterrupted period of 30 days or more during a taxable year of that foreign corporation, must file a Form 5471 with its U.S. income tax return. However, the IRS has the authority to, and does require, any U.S. Person treated as a U.S. 10% shareholder or RPII shareholder of a CFC that owns shares directly or indirectly through a foreign entity to file a Form 5471. Thus, if LaSalle Re's or LaSalle Re Capital's gross RPII for a taxable year constitutes 20% or more of such corporation's gross insurance income for such period, any U.S. Person treated as owning shares of LaSalle Re or LaSalle Re Capital directly or indirectly on the last day of such taxable year is considered a RPII shareholder for purposes of the RPII rules and will be required to file a Form 5471. In addition, U.S. Persons who own more than 5% in value of the outstanding stock of Holdings or LaSalle Re at any time during a taxable year are required in certain circumstances to file Form 5471 even if neither corporation is a CFC. For any taxable year in which the Company determines that LaSalle Re's or LaSalle Re Capital's gross RPII constitutes 20% or more of such corporation's gross insurance income, the Company intends to mail to all shareholders of record, and will make available at the transfer agent with respect to the Series A Preferred Shares, Common Shares and shares of LaSalle Re, Form 5471 (completed with Company information) for attachment to the returns of shareholders. However, the Company's determination of the amount of LaSalle Re's or LaSalle Re Capital's gross RPII for a given taxable year may not be accurate because of the Company's inability to gather the information necessary to make such determination. See "Certain Tax Considerations--Taxation of Shareholders--United States Taxation of U.S. and Non-U.S. Shareholders--Computation of RPII." A tax-exempt organization that is treated as a U.S. 10% shareholder or a RPII shareholder for any purpose under subpart F will be required to file a Form 5471 in the circumstances described above. Failure to file Form 5471 may result in penalties.

  Tax-Exempt Shareholders. Code section 512(b)(17), which was added to the Code on August 20, 1996, by the Small Business Job Protection Act of 1996 (P.L. 104-188), requires a tax-exempt entity owning, directly or indirectly through a foreign entity or constructively under Code section 958(b) shares of Holdings, LaSalle Re or LaSalle Re Capital, to treat as unrelated business taxable income ("UBTI") within the meaning of Code section 512 the portion of any deemed distribution to such shareholder of Subpart F income under Code section 951(a) that is attributable to insurance income which, if derived directly by such shareholder, would be treated as UBTI. Exceptions are provided for income attributable to a policy of insurance or reinsurance with respect to which the person (directly or indirectly) insured is--(i) the tax-exempt shareholder, (ii) an affiliate of the tax-exempt shareholder which itself is exempt from tax under Code section 501(a), or (iii) a director or officer of, or an individual who (directly or indirectly) performs services for, the tax-exempt shareholder or an exempt affiliate but only if the insurance covers primarily risks associated with the performance of services in connection with the tax-exempt shareholder or exempt affiliate.

  Code section 512(b)(17) applies to amounts included in gross income in any taxable year beginning after December 31, 1995. If LaSalle Re's or LaSalle Re Capital's gross RPII were to equal or exceed 20% of such corporation's gross insurance income, or Holdings, LaSalle Re or LaSalle Re Capital were otherwise treated as a CFC, for a taxable year beginning after December 31, 1995, tax-exempt entities owning stock in the Company might be required to treat a portion of the Company's Subpart F income as UBTI. Prospective investors that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of Code section 512(b)(17) and the UBTI provisions of the Code.

  Dispositions of Series A Preferred Shares. Subject to the discussion elsewhere relating to the potential application of the "controlled foreign corporation" and "passive foreign investment company" rules, capital gain or loss realized by a U.S. Holder on the sale, exchange or other disposition of Series A Preferred Shares will be includible in gross income as capital gain or loss in an amount equal to the difference between such holder's basis in Series A Preferred Shares and the amount realized on the sale, exchange or other disposition. If a U.S. Holder's holding period for the Series A Preferred Shares is more than one year, any gain will be subject to the U.S. federal income tax at a current maximum marginal rate of 28% for individuals and 35% for corporations.

  Code section 1248 provides that if a U.S. Person owns directly, indirectly through foreign entities or constructively under Code section 958(b), 10% or more of the voting shares of a corporation that is a CFC, any gain from the sale or exchange of the shares may be treated as ordinary income to the extent of the CFC's earnings and profits during the period that the shareholder held the shares (with certain adjustments). Code section 953(c)(7) generally provides that section 1248 also will apply to the sale or exchange of shares by a RPII shareholder in a foreign corporation that earns RPII and is characterized as a CFC under the RPII rules if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the shareholder is a U.S. 10% shareholder or whether such corporation meets either the RPII 20% Ownership Exception or the RPII 20% Gross Income Exception. Existing Treasury Department regulations do not address whether Code section 1248 would apply when a foreign corporation (such as Holdings) is not a CFC but the foreign corporation has an insurance company subsidiary that is a CFC (such as LaSalle Re or LaSalle Re Capital) for purposes of requiring U.S. shareholders to take into account RPII.

  It is the opinion of the Company's United States counsel that Code section 1248 should not apply to dispositions of Series A Preferred Shares because Holdings will not have any U.S. 10% shareholders and Holdings is not directly engaged in the insurance business. There can be no assurance, however, that the IRS will interpret proposed regulations under Code section 953 in this manner or that the Treasury Department will not amend the proposed regulations under Code section 953 or other regulations to provide that Code section 1248 will apply to dispositions of shares in a corporation such as Holdings which is engaged in the insurance business indirectly through its subsidiaries. If the IRS or Treasury Department were to take such action, the Company would notify shareholders that Code section 1248 will apply to dispositions of Series A Preferred Shares.

  Uncertainty as to Application of RPII. The RPII provisions of the Code have never been interpreted by the courts. Regulations interpreting the RPII provisions of the Code exist only in proposed form, having been proposed on April 16, 1991. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning of the RPII provisions and the application thereof to Holdings, LaSalle Re and LaSalle Re Capital is uncertain. These provisions include the grant of authority to the U.S. Treasury Department to prescribe "such regulations as may be necessary to carry out the purpose of this subsection including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise." In addition, there can be no assurance that any amounts of RPII inclusions reported by the Company to RPII shareholders will not be subject to adjustment based upon subsequent IRS examination. Each U.S. person who is considering an investment in Series A Preferred Shares should consult his tax advisor as to the effects of these uncertainties.

  Foreign Tax Credit. Because it is anticipated that U.S. Persons will own a majority of Holdings' shares after the Offering and because a substantial part of LaSalle Re's business includes the insurance of U.S. risks, only a portion of the RPII and dividends paid by Holdings (including any gain from the sale of Series A Preferred Shares that is treated as a dividend under Code section
1248) will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitation. It is likely that substantially all of the RPII and dividends that are foreign source income will constitute either "passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for certain U.S. Holders to utilize excess foreign tax credits to reduce U.S. tax on such income.

  Passive Foreign Investment Companies. Code sections 1291 through 1297 contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFICs"). In general, a foreign corporation will be a PFIC if 75% or more of its gross income constitutes "passive income" (the "75% Income Test") or 50% or more of its assets produce, or are held for the production of, passive income (the "50% Asset Test"). If the Company were to be characterized as a PFIC, its United States shareholders would have to make an election (a "QEF Election") to be currently taxable on their pro-rata share of earnings of the Company whether or not such earnings were distributed or they would be subject to a special tax and an interest charge at the time of the sale of, or receipt of an "excess distribution" with respect to, their shares, and a portion of any gain may be recharacterized as ordinary income. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the stock during the three preceding taxable years (or shorter period during which the taxpayer held the stock). In general, the special tax and interest charges are based on the value of the tax deferral of the taxes that are deemed due during the period the United States shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions throughout the holder's period of ownership at the highest marginal tax rate. The interest charge is computed using the applicable rate imposed on underpayments of U.S. Federal income tax for such period. In general, if a U.S. Person owns stock in a foreign corporation during any taxable year in which such corporation is a PFIC and such shareholder does not make a QEF Election, the stock will be treated as stock in a PFIC for all subsequent years.

  For the above purposes, "passive income" is defined to include income of a kind that would be characterized as foreign personal holding company income under Code section 954(c), and generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions contain an express exception for income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business . . ." (the "Insurance Company Exception"). This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. Thus, to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business, it may be treated as passive income for purposes of the PFIC rules. The PFIC statutory provisions also contain a look-through rule that states that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it "received directly its proportionate share of the income . . ." and as if it "held its proportionate share of the assets . . ." of any other corporation in which it owns at least 25% of the value of the stock. It is anticipated that both LaSalle Re and LaSalle Re Capital should be entitled to the Insurance Company Exception and that neither corporation will have financial reserves in excess of the reasonable needs of its insurance business, and therefore that none of LaSalle Re's or LaSalle Re Capital's income or assets will be considered to be passive. Under the look-through rule Holdings would be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of LaSalle Re and LaSalle Re Capital for purposes of the 75% Income and 50% Asset Tests, and therefore Holdings should not be considered a PFIC.

  However, no final regulations interpreting the substantive PFIC provisions have yet been issued. Therefore, substantial uncertainty exists with respect to their application or their possible retroactivity. Each U.S. person who is considering an investment in Series A Preferred Shares should consult his tax advisor as to the effects of these rules.

  Other. Dividends paid by Holdings to U.S. corporate shareholders will not be eligible for the dividends received deduction provided by Code section 243.

  Except as discussed below with respect to backup withholding, dividends paid by Holdings will not be subject to a U.S. withholding tax.

  Information reporting to the IRS by paying agents and custodians located in the U.S. will be required with respect to payments of dividends (if any) on the Series A Preferred Shares to holders of Series A Preferred Shares or to paying agents or custodians located in the United States. In addition, a holder of Series A Preferred Shares may be subject to backup withholding at the rate of 31% with respect to dividends paid by such persons, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a holder's regular Federal income tax liability.

  Sales of Series A Preferred Shares through brokers by certain U.S. Persons also may be subject to back-up withholding. Sales by corporations, certain tax-exempt entities, individual retirement plans, REITs, certain financial institutions, and other "exempt recipients" as defined in applicable Treasury regulations currently are not subject to back-up withholding. Holders of Series A Preferred Shares should consult their own tax advisors regarding the possible applicability of the back-up withholding provisions to sales of their Series A Preferred Shares.

  If a non-U.S. holder sells Series A Preferred Shares through a U.S. office of a U.S. or foreign broker, the broker is required to file an information return and is required to withhold 31% of the sale proceeds unless the non-U.S. holder is an exempt recipient or has provided the broker with the information and statements, under penalties of perjury, necessary to establish an exemption from backup withholding. If payment of the proceeds of the sale of a share by a non-U.S. holder is made to or through the foreign office of a broker, that broker will not be required to backup withhold or, except as provided in the next sentence, to file information returns. In the case of proceeds from a sale of a share by a non-U.S. holder paid to or through the foreign office of a U.S. broker or a foreign office of a foreign broker that is (i) a controlled foreign corporation for U.S. tax purposes or (ii) a person 50% or more of whose gross income for the three-year period ending with the close of the taxable year preceding the year of payment (or for the part of that period that the broker has been in existence) is effectively connected with the conduct of a trade or business within the United States (a "Foreign U.S. Connected Broker"), information reporting is required unless the broker has documentary evidence in its files that the payee is not a U.S. person and certain other conditions are met, or the payee otherwise establishes an exemption. In addition, the Treasury Department has indicated that it is studying the possible application of backup withholding in the case of such foreign offices of U.S. and Foreign U.S. Connected Brokers.

  The foregoing discussion (including and subject to the matters and qualifications set forth in such summary) is based upon current law and is for general information only. The tax treatment of a holder of Series A Preferred Shares, or of a person treated as a holder of Series A Preferred Shares for United States Federal income, state, local or non-U.S. tax purposes, may vary depending on the holder's particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of Series A Preferred Shares. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF OWNING THE SERIES A PREFERRED SHARES.

                                 UNDERWRITING

  Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof, each Underwriter named below, for whom Smith Barney Inc., Lazard Freres & Co. LLC and Morgan Stanley & Co. Incorporated are acting as the Representatives (the "Representatives"), has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, the number of Series A Preferred Shares set forth opposite the name of such Underwriter.

                                  NUMBER
                                    OF
UNDERWRITERS                      SHARES
------------                      -------
Smith Barney Inc................  724,000
Lazard Freres & Co. LLC.........  723,000
Morgan Stanley & Co.
 Incorporated...................  723,000
Advest, Inc. ...................   20,000
J.C. Bradford & Co. ............   20,000
Alex. Brown & Sons Incorporated.   45,000
Cowen & Company.................   20,000
Dain Bosworth Incorporated......   45,000
Dean Witter Reynolds Inc. ......   45,000
Dillon, Read & Co. Inc. ........   45,000
A.G. Edwards & Sons, Inc. ......   45,000
EVEREN Securities, Inc. ........   45,000
Fahnestock & Co. Inc. ..........   20,000
Gruntal & Co., Incorporated.....   20,000
Janney Montgomery Scott Inc. ...   20,000
Kennedy Cabot & Company Inc. ...   20,000

                                 NUMBER
UNDERWRITERS                    OF SHARES
------------                    ---------
Legg Mason Wood Walker,
 Incorporated.................     20,000
McDonald & Company Securities,
 Inc. ........................     20,000
McGinn, Smith & Co., Inc. ....     20,000
Olde Discount Corporation.....     20,000
Piper Jaffray Inc. ...........     45,000
Principal Financial
 Securities, Inc. ............     20,000
Prudential Securities
 Incorporated.................     45,000
Rauscher Pierce Refsnes, Inc.
 .............................     20,000
Raymond James & Associates,
 Inc. ........................     45,000
The Robinson-Humphrey Company,
 Inc..........................     45,000
Roney & Co. ..................     20,000
Stephens Inc. ................     20,000
Sutro & Co. Incorporated......     20,000
Tucker Anthony Incorporated...     20,000
U.S. Clearing Corp. ..........     20,000
Wheat, First Securities, Inc.
 .............................     20,000
                                ---------
    Total.....................  3,000,000
                                =========

  The Underwriters initially propose to offer part of the Series A Preferred Shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price that represents a concession not in excess of $0.50 per share below the public offering price. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.40 per share to the other Underwriters or to certain other dealers. After the initial offering of the Series A Preferred Shares to the public, the public offering price and such concessions may be changed by the Underwriters.

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Series A Preferred Shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all Series A Preferred Shares offered hereby if any such Series A Preferred Shares are taken.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Series A Preferred Shares are a new issue of securities with no established trading market. The Company intends to make application to list the Series A Preferred Shares on the New York Stock Exchange. In that connection the Representatives, on behalf of the Underwriters, will undertake to the New York Stock Exchange to distribute the Series A Preferred Shares in such manner so as to meet the New York Stock Exchange distribution standards for the Offering. There can be no assurance that the Series A Preferred Shares will be so listed or will continue to be listed; however, it is expected that the Series A Preferred Shares will commence trading on the New York Stock Exchange within a 30-day period after the initial delivery of the Series A Preferred Shares. The Company has been advised by the Representatives that they presently intend to make a market in the Series A Preferred Shares, although they are under no obligation to do so and they may discontinue any such market making at any time in their sole discretion. Accordingly, no assurance can be given as to the liquidity of, or the trading markets for, the Series A Preferred Shares.

  In connection with this Offering and in compliance with applicable law, the Representatives, on behalf of the Underwriters, may overallot (i.e., sell more Series A Preferred Shares than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Series A Preferred Shares at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Series A Preferred Shares or effecting purchases of the Series A Preferred Shares for the purpose of pegging, fixing or maintaining the price of the Series A Preferred Shares or for the purpose of reducing a syndicate short position created in connection with the Offering. In addition, the contractual arrangements among the Underwriters include a provision for imposing penalty bids whereby, if, prior to termination of price and trading restrictions, the Representatives purchase Series A Preferred Shares in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Series A Preferred Shares in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  Smith Barney Inc., Lazard Freres & Co. LLC and Morgan Stanley & Co. Incorporated have provided investment banking and financial advisory services to the Company and certain of the Founding Shareholders.

                                 LEGAL MATTERS

  The validity of the Series A Preferred Shares under Bermuda law will be passed upon for the Company by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters in connection with the Offering will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois, and for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York, in each case in reliance on the opinion of Conyers Dill & Pearman with respect to Bermuda law.

                                    EXPERTS

The consolidated financial statements and schedules of Holdings as of September 30, 1996 and 1995 and for the years ended September 30, 1996 and 1995 and the period October 26, 1993 (date of incorporation) to September 30, 1994 have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick, independent auditors, incorporated by reference herein and in the Registration Statement of which this Prospectus is a part, and upon the authority of said firm as experts in accounting and auditing.

             GLOSSARY OF SELECTED INSURANCE AND REINSURANCE TERMS

  Acquisition costs. Brokerage, commissions, the portion of administrative, general and other expenses attributable to underwriting operations and excise taxes.

  Alien reinsurer. A reinsurance company that is organized under the laws of a non-U.S. jurisdiction.

  Attachment point. The amount of losses above which excess of loss reinsurance becomes operative.

  Broker. A person or firm that negotiates contracts of reinsurance between a ceding company and a reinsurer on behalf of the ceding company and receives a brokerage commission for placement of the reinsurance contract as well as other services rendered.

  Casualty insurance and/or reinsurance. Insurance and/or reinsurance that is concerned primarily with the legal liability of the insured for injuries or damage to the person or property of third persons (persons other than the policyholder).

  Cede; ceding company; cedent; cession. When an insurance or reinsurance company transfers all or a portion of a risk it has underwritten to a reinsurance company, it "cedes" such risk and is referred to as the "ceding company" or the "cedent." Such transfer of risk is referred to as a "cession."

  Clash exposure. The exposure of an insurer or reinsurer to losses arising from a single set of circumstances but covered by more than one insurance or reinsurance contract underwritten by such insurer or reinsurer.

  Combined ratio. The sum of the loss and loss expense ratio and the expense ratio. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicated unprofitable underwriting prior to the consideration of investment income.

  Excess of loss reinsurance. The generic term describing reinsurance that indemnifies the ceding company against all or a specified portion, the "limit," of losses on underlying insurance policies or reinsurance contracts in excess of a specified dollar amount, called "attachment point" or "retention." The combination of a limit and an attachment point constitutes a layer.

  Expense ratio. The ratio of (i) acquisition costs and operational expenses minus net gains on foreign exchange to (ii) earned premiums, determined in accordance with GAAP.

  Facultative Reinsurance. The reinsurance of part or all of (the insurance provided by) a single policy, with separate negotiation for each cession. The word "facultative" connotes that both the primary insurer and the reinsurer have the faculty or option of accepting or rejecting the individual submission (as distinguished from the obligation to cede and accept, to which the parties agree in treaty reinsurance).

  Generally accepted accounting principles ("GAAP"). Accounting principles as set forth in opinions of the Accounting Principle Board of the American Institute of Certified Public Accountants and/or in statements of the Financial Accounting Standards Board and/or their respective successors and that are applicable to the circumstances as of the date in question.

  Gross premiums written. Total premiums for insurance and reinsurance assumed during a given period.

  Incurred but not reported ("IBNR") loss reserves. Reserves for losses that have been incurred but not yet reported to the insurer or reinsurer and which are often estimated using actuarial analysis.

  Incurred losses. The total losses sustained by an insurer or reinsurer under its policies or contracts, whether paid or unpaid. Incurred losses include a provision for claims that have occurred but have not yet been reported to the insurer or reinsurer ("IBNR").

  Layer. See "Excess of loss reinsurance."

  Lloyd's. Lloyd's of London, the formal name of which is "Underwriters at Lloyd's, London," refers to a marketplace located in London, England at which collections of individuals (referred to as "Names") and corporate members supply the capital support to individual syndicates to underwrite risks through policies of insurance and reinsurance. The policy liabilities are assumed by the Names and corporate members on a several and not a joint basis.

  Loss expenses. The expenses of adjusting, defending and settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

  Loss and loss expense ratio. The ratio of (i) incurred losses and loss expenses to (ii) earned premiums, determined in accordance with GAAP.

  Loss reserves. Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments that the insurer or reinsurer ultimately will be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and loss expenses, and consist of case reserves and IBNR reserves.

  Net premiums earned. The portion of net premiums written that is recognized for accounting purposes as income during a period.

  Net premiums written. Gross premiums written for a given period less premiums ceded to reinsurers during such period.

  Program. A treaty or a combination of treaties that provide the cedent with one or more layers of reinsurance protection.

  Property catastrophe reinsurance. A form of excess of loss reinsurance that, subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophic event. The reinsurance contract is called a "catastrophe cover."

  Property insurance and/or reinsurance. Insurance and/or reinsurance that indemnifies a person with an insurable interest in tangible property for its loss, damage or loss of use.

  Pro rata of reinsurance. A generic term describing forms of reinsurance in which the reinsurer shares a proportional part of the original premiums and losses of the ceding company. Pro rata reinsurance is also known as proportional or quota share reinsurance.

  Reinstatement. The restoration of the reinsurance limit, under an excess of loss treaty, for any portion of the original limit depleted by losses incurred on that treaty by the reinsurer. The reinstatement applies for the remainder of the duration of the treaty, or until depleted by further losses.

  Reinstatement premium. Premium paid by a primary insurer to a reinsurer to reinstate coverage under an excess of loss treaty.

  Reinsurance. The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured, for part or all of the liability assumed by the reinsured under a policy or policies of insurance that it has issued or contract(s) of reinsurance it has written. The reinsured may be referred to as the ceding company. The purchase of reinsurance does not legally discharge the ceding company from its liability to its insureds or reinsureds.

  Retention; retention layer. The amount or portion of risk that an insurer or reinsurer retains for its own account. Losses in excess of the retention are paid by that company's reinsurer or retrocessionaire. The retention can be expressed as a dollar amount or a percentage of the amount at risk.

  Retrocession; retrocessionaire. A transaction whereby a reinsurer cedes to another reinsurer (the "retrocessionaire") all or part of the reinsurance it has assumed. Retrocessions (as is the case with any reinsurance) do not legally discharge the ceding reinsurer from its liability to its reinsured.

  Treaty reinsurance; treaty. Reinsurance of a specified type or category of risk defined in a reinsurance agreement (a "treaty") between a ceding company and a reinsurer. Typically, in treaty reinsurance the ceding company is obligated to offer and the reinsurer is obligated to accept a specified portion of all such type or category of risks originally insured or reinsured by the ceding company.

  Underwriting. The process of reviewing applications submitted for insurance or reinsurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums and coverage conditions.

  Unearned premiums. Premiums written but not yet earned, as they are attributable to the unexpired portion of the related contract term.

  Unearned premium reserve. Liabilities established in respect of unearned premiums.

  Zonal exposure. The calculation of an insurer's or reinsurer's exposure to insured losses arising from a single event or series of events (i.e., storms, earthquakes, etc.) occurring within a specified geographic area. The insurer or reinsurer establishes its own definition of zones and determines the amount of insured risk it is willing to assume in each such zone and from all such zones combined.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RE-LATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Enforcement of Civil Liabilities under United States Federal Securities
 Laws.....................................................................   3
Available Information.....................................................   3
Incorporation of Certain Documents by
 Reference................................................................   4
Note on Forward-Looking Statements........................................   5
Prospectus Summary........................................................   6
Risk Factors..............................................................  14
Use of Proceeds...........................................................  22
Ratio of Earnings to Combined Fixed
 Charges and Preferred Share Dividends....................................  22
Pro Forma Condensed Consolidated Financial Data...........................  23
Capitalization............................................................  28
Business..................................................................  29
Description of Series A Preferred Shares..................................  32
Certain Tax Considerations................................................  39
Underwriting..............................................................  49
Legal Matters.............................................................  50
Experts...................................................................  50
Glossary of Selected Insurance and
 Reinsurance Terms........................................................  51

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES

                                   LASALLE RE
                                HOLDINGS LIMITED

                           SERIES A PREFERRED SHARES

                                   --------

                                   PROSPECTUS

                                 MARCH 24, 1997

                                   --------

                               SMITH BARNEY INC.

                            LAZARD FRERES & CO. LLC

                              MORGAN STANLEY & CO.
                                  INCORPORATED

--------------------------------------------------------------------------------
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